CarMax, Inc. Annual Report

Fiscal Year 2006


CARMAX

The CarMax Advantage®

COMPELLING MARKET

- Huge
- Stable
- Non-Commodity
- Fragmented Competition
- Consumer Need

See page 4

SKILLED, DEDICATED PEOPLE

- Training and Development
- Above & Beyond Award Program

See page 6

UNIQUE CONSUMER OFFER

- Low, No-Haggle Prices
- Broad Selection
- Great Quality
- Customer-Friendly Service
- carmax.com®

See page 8

PROPRIETARY PROCESSES AND SYSTEMS

- Information Systems
- Purchasing and Inventory Management
- Reconditioning
- Finance Originations

See page 10

STRONG RESULTS

- Revenues
- Earnings
- Return on Invested Capital
- Return on Shareholders' Equity

See page 13

SOLID GROWTH OPPORTUNITY

- Growth Plan
- Defensible Competitive Advantage

See page 14



Financial Highlights

(Dollars in millions except per share data)	Percent Change '05 to '06	2006	2005	2004	2003*	2002*
		Fiscal Years Ended February 28 or 29				
Operating Results						
Net sales and operating revenues	19%	**$6,260.0**	$5,260.3	$4,597.7	$3,969.9	$3,533.8
Net earnings	31%	**$ 148.1**	$ 112.9	$ 116.5	$ 94.8	$ 90.8
Separation costs*	nm	**$ –**	$ –	$ –	$ 7.8	$ 0.4
Net earnings excluding separation costs	31%	**$ 148.1**	$ 112.9	$ 116.5	$ 102.6	$ 91.2
Per Share Data						
Diluted earnings	30%	**$ 1.39**	$ 1.07	$ 1.10	$ 0.91	$ 0.87
Separation costs*	nm	**$ –**	$ –	$ –	$ 0.07	$ 0.01
Diluted earnings excluding separation costs	30%	**$ 1.39**	$ 1.07	$ 1.10	$ 0.98	$ 0.88
Other Information						
Cash provided by operating activities	167%	**$ 122.3**	$ 45.7	$ 147.0	$ 60.5	$ 42.6
Used car superstores, at year-end	16%	**67**	58	49	40	35

* *Results for fiscal 2003 and fiscal 2002 include costs related to the October 2002 separation of CarMax from Circuit City Stores, Inc.*

nm = not meaningful

Cover photo: CarMax's used car satellite superstore in Miami Lakes, Florida, opened in September 2005.

CarMax, Inc. is the nation's largest retailer of used cars. As of February 28, 2006, CarMax operated 67 used car superstores in 31 markets, as well as seven new car franchises, all of which were integrated or co-located with its used car superstores. CarMax retailed 289,888 used vehicles in fiscal 2006, representing 93% of the total 310,789 vehicles retailed by the company during the year.

CARMAX MARKETS



Large Markets (8)
Mid-Sized Markets (23)

CARMAX USED CAR SUPERSTORES

(As of February 28, 2006)

Alabama
Birmingham

California
Los Angeles (5)
Sacramento

Florida
Jacksonville
Miami (5)
Orlando (2)
Tampa (2)

Georgia
Atlanta (4)

Illinois
Chicago (8)

Indiana
Indianapolis

Kansas/ Missouri
Kansas City (2)
Wichita

Kentucky
Louisville

Nevada
Las Vegas (2)

New Mexico
Albuquerque

North Carolina
Charlotte (2)
Greensboro (2)
Raleigh (2)

South Carolina
Columbia
Greenville

Tennessee
Knoxville
Memphis
Nashville (2)

Texas
Austin
Dallas/Fort Worth (4)
Houston (4)
San Antonio

Utah
Salt Lake City

Virginia
Richmond (2)
Virginia Beach

Washington, D.C./ Baltimore (4)



REVENUES
(In billions)
$3.53
$3.97
$4.60
$5.26
$6.26
02 03 04 05 06



NET EARNINGS
(In millions)
$90.8
$94.8
$116.5
$112.9
$148.1
02 03 04 05 06



COMPARABLE STORE USED UNIT SALES
(Percentage change)
24
8
6
1
4
02 03 04 05 06



USED VEHICLES SOLD
164,062
190,135
224,099
253,168
289,888
02 03 04 05 06

Forward-Looking Statements: Statements in this annual report about the company's future business plans, operations, opportunities, or prospects, including without limitation any statements or factors regarding expected sales, margins, or earnings, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. Such forward-looking statements are based on management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results to differ materially from anticipated results. For more details on factors that could affect expectations, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this annual report and the reports that the company files with or furnishes to the Securities and Exchange Commission.

Separation: On October 1, 2002, CarMax, Inc. was separated from Circuit City Stores, Inc. and became an independent, separately traded public company. Details of the separation are discussed in the company's Annual Report on Form 10-K for the fiscal year ended February 28, 2006. The consolidated financial statements and related information contained in this annual report are presented as if CarMax existed as a separate entity during all periods presented.

Letter to Shareholders

WHERE WE ARE

Sales and Earnings. In fiscal 2006 we experienced many of the market challenges we had seen in fiscal 2005. Unexpected spikes in gas prices, rising wholesale vehicle prices, rising interest rates, Iraq war anxiety – all were key factors we noted last year that we thought might come into play this year, and indeed they did.

Nonetheless, our sales and earnings growth was much stronger this year than last. Net earnings increased 31% on a sales increase of 19%, including 4% growth in comparable store used units. Key drivers of our performance included:

- We learned how to optimize our appraisal approach in the rising wholesale price environment, offsetting margin pressure on our retail business.
- We benefited this year from the summer incentive environment. New car manufacturer employee pricing programs drove traffic into the marketplace, providing the consumer greater pricing clarity – an environment where the transparent CarMax offer produced strong results.
- CarMax Auto Finance continued to provide a strong earnings contribution.

Additional Accomplishments. Our store growth stayed on target. We added nine stores, increasing our superstores 16%, in line with our plan to grow our store base 15% to 20% per year. We also continued to balance our store growth by market size and type of store, adding five standard superstores and four satellite superstores.

OPERATIONAL GOALS

We continue to focus on the three broad operational goals that we've discussed in our last two annual reports, and we've added carmax.com to this list because of its increasingly central role in our marketing program:

- **Quality/Waste Elimination:** – *Further systematize our efforts at continuous quality improvement, combined with a relentless focus on waste elimination.* During fiscal 2005, we launched a systematic framework for achieving process improvement in our reconditioning and service operations. During fiscal 2006, we extended it to our cosmetic process. We also launched a ground-zero redesign of our reconditioning process at our newly opened Virginia Beach superstore based on a single-piece flow system that eliminates waste, insures quality, and provides superior diagnostics at each step of the process. We will continue to develop and refine this process over the coming year.

  Waste elimination is a key to the continuous improvement process. By identifying and eliminating wasted motion, materials, and labor we can improve efficiency and quality while reducing cost. We plan to extend this waste elimination focus to key opportunity areas of our store operations over the coming year.

- **Associate Development:** – *Systematically identify, hire, train, and continuously develop a broadly diverse group of talented associates to support both our new store growth and continued operational improvement.* During the year, we successfully developed more than 200 new managers to support growth, and we opened nine superstores, which employ more than 800 associates. We also enhanced our continuing training and development programs for existing managers. Finally, we launched an on-line job application and screening system that significantly improved the quantity and quality of our applicants.

- **Company Culture:** – *Maintain an enthusiastic, down-to-earth, non-hierarchical business culture that treats every associate and every customer with the respect and personal attention they deserve, and lets us all have fun doing it.* CarMax was named to the ***Fortune*** "100 Best Companies to Work For" list for the second consecutive year and we were named the nation's "Most Admired" auto retail/service company in a ***Fortune*** industry survey. We're proud of this recognition of what we've achieved with our culture; we're also aware that there are many opportunities for further improvement.

  We surveyed all our associates in fiscal 2006 to define the core elements of our culture. We have also begun an annual associate engagement benchmarking process with the Gallup organization that helps us understand where we're good and where we need to be better. The process allows us to focus on tangible incremental improvements in our daily working relationships at the individual work team level. It also allows us to benchmark ourselves against other world-class organizations to keep our sights on an ever higher goal.

- **carmax.com:** – *Assure that carmax.com is both the single best place on the internet to shop for a used car, and is a comfortable, user-friendly home where the automotive shopper can find all the tools and information needed.* Over the last five years, carmax.com has become a central feature of our sales and marketing program. There were more than 40 million visits to carmax.com this year, and approximately 70% of in-store customers indicate they visited our site before coming to the store. During fiscal 2006, we undertook extensive consumer research to identify those improvements that were most important to shoppers and customers. We launched a significant rewrite of the site providing improved "power search" functionality, improved quantity and quality of vehicle photos, and improved overall graphic quality. We also significantly expanded our use of key-word search advertising. During the coming year, we will continue to shift advertising dollars from newspaper to online search, online classified advertising, and other innovative ways of using the web to drive customers to carmax.com. We will also undertake additional significant investment in carmax.com usability, functionality, and information resource connections.


CARMAX
THE AUTO SUPERSTORE

FORTUNE® 100 BEST COMPANIES TO WORK FOR 2006

Austin Ligon, President and Chief Executive Officer

COMMUNITY INVOLVEMENT

We continue to believe it's important for CarMax to contribute to the communities where we live and work. During fiscal 2006, the CarMax Foundation made new grants totaling $1.2 million focusing on these primary areas:

- **At the national level, family automotive safety:** We continued a focused strategy of investing to promote driver and passenger auto safety, providing grants to: Driver's Edge, providing safety and collision-avoidance education to young drivers; Mother's Against Drunk Driving, funding nine new chapters at universities; and The Healthy Mothers, Healthy Babies Coalition, for further development of booster seat safety.
- **In Richmond, education and youth development:** Our home town efforts continue to focus on education and youth development, particularly among economically disadvantaged inner city youth. We provided grants to 31 organizations including a seed-grant to the National Center for Neighborhood Enterprise to bring its successful "Violence-Free Zone" initiative to Richmond.
- **Local, matching gifts, and volunteer grants:** Approximately 15% of our funds are reserved to support matching gifts by our associates to charitable organizations. We also provide matching grants of $10 per hour of volunteer time our associates provide to qualified organizations. The enormous tragedy created by Hurricane Katrina brought out the natural generosity of our associates. Despite the fact we currently have no operations in Louisiana or Mississippi, our associates provided donations for Katrina relief which, with foundation and corporate matching, totaled nearly a half million dollars. We also make grants to local charities as part of each CarMax grand opening.

WHERE WE'RE GOING

Growth Program. Our focus since resuming growth in late fiscal 2002 has been to add fill-in stores in established markets and standard stores in new, mid-sized markets. These represent the lowest risk, highest early return opportunities, helping to offset the expense penalties of our growth program buildup. In fiscal 2006, we also added two new stores and launched a full advertising program in Los Angeles. We're quite pleased with the progress of this market, and will continue to add stores to L.A., with a goal of moving to 10 or more stores over the next several years.

In fiscal 2007, we plan to add approximately eleven stores, including a superstore in Charlottesville, Virginia, our first test of a small market/small trade area store. Charlottesville is a separate television market with approximately 185,000 people, less than half the size of our next smallest trade area. We will be opening the market with a 14,000 $ft.^2$ satellite that will operate with a different management structure designed for efficiency at volumes of 100 to 175 cars per month, which, while lower than our norm, still are 2 to 4 times that of a typical new car dealer's used operation. This store will allow us to understand and refine the operating characteristics both for smaller markets and smaller fill-in trade areas and will contribute to our efforts to ultimately increase market share and overall growth potential through denser storing patterns.

We also are opening the CarMax Car Buying Center, our first appraisal-only location. This center is on a one-half acre site where we will conduct appraisals and purchase vehicles using the same processes and systems utilized in our used car superstores. This test is part of our long-term program to increase both appraisal traffic and our retail vehicle sourcing self sufficiency.

Going forward, our growth program will continue to include a mix of stores each year designed to balance the opening load across our regions and the risks and rewards of new versus established, and large versus small, markets.

THANKS

I want to again thank all 12,000 CarMax associates for the terrific job they did helping us successfully navigate a very volatile automotive market and still turn in an outstanding performance for both our customers and our shareholders. As I will be retiring this year after 15 years of work on CarMax, I also want to particularly thank the long-serving CarMax associates, the Pam Hill's and Kenny West's, Joe Palermo's and Ruby McNeil's, Shawn Vu's and Esther Tedesco's. I continuously receive the credit for what is really the work that they and their counterparts have done to create and build CarMax into the wonderful company it is today. My sincerest thanks to each of you.

Austin Ligon
President and Chief Executive Officer
March 30, 2006

1 Compelling Market


Low Price
Quality
carmax.com

Satellite superstore showroom

HUGE

- With annual sales of approximately $370 billion, used vehicles comprise nearly half of the U.S. auto retail market, the largest retail segment of the economy.
- In 2005, there were an estimated 44 million used vehicles sold compared with 17 million new vehicles.
- CarMax's primary focus – 1- to 6-year-old vehicles – is a market estimated approximately at $280 billion in annual sales and 21 million units per year.
- The used vehicle market is substantially larger than other large retail categories such as the school and office products market ($206 billion in estimated annual sales) and the home improvement market ($291 billion in estimated annual sales).

STABLE

- Only three times in the last 20 years has the volume of used unit sales fluctuated by more than 3% from one year to the next, far less volatile than the annual change in new car units sold.
- The market for late-model used cars is generally resistant to typical economic cycles. As the economy improves, buyers who move from late-model used cars to new cars are replaced by buyers who move from older, higher mileage cars to later model used cars.
- This stability provides the foundation for CarMax's market share growth strategy in both existing and new markets.


USED VEHICLE SALES STABILITY (Percent change)
15
10
5
0
-5
-10
-15
85 87 89 91 93 95 97 99 01 03 05
% Change Used Vehicle Unit Sales
% Change New Vehicle Unit Sales

Source: Manheim Auctions and ADESA, Inc.

CarMax began with a search for a compelling retail idea. We looked for a large retail category with no significant national competitors and plenty of unmet consumer needs. Extensive research showed an excellent opportunity existed in automotive retailing, especially in used cars.



Superstore display lot



The customer experience

NON-COMMODITY

- Unlike new cars, every used car is unique, reflecting differences in mileage, condition, and age. This uniqueness provides CarMax the opportunity to add value.
- We carefully select the vehicles we offer for retail sale. Our choices are driven by our high quality standards and our exceptional understanding of consumer buying preferences at each of our superstores.
- Every retail vehicle undergoes a rigorous reconditioning process to ensure it meets our high quality standards.


STABILITY PROVIDED BY CONSISTENT TURNOVER OF VEHICLES IN OPERATION
(Percent annual turnover*)
25
20
15
10
5
0
94
95
96
97
98
99
00
01
02
03
04
05

1 out of 5 vehicles in operation in the U.S. changes hands annually.
* *Total used vehicle sales divided by total vehicles in operation*
Source: Manheim Auctions and ADESA, Inc.

FRAGMENTED COMPETITION

- The U.S. used car marketplace is highly fragmented and includes about 21,600 franchised new car dealers and 44,700 independent dealers, as well as millions of private individuals.
- Our primary competitors are the franchised new car dealers, who sell the majority of late-model, 1- to 6-year-old used vehicles. These dealers focus primarily on new cars and secondarily on financing and service. Used car retailing is often a lower priority business for them.
- Independent dealers predominantly sell older, higher mileage cars than does CarMax.
- To date, there have been no successful, large-scale attempts to replicate the CarMax used car superstore model.

CONSUMER NEED

- Our consumer research confirms that most consumers dislike the traditional high-pressure sales tactics employed by many auto retailers.
- "Car salesmen" have ranked at the bottom of virtually every Gallup survey on the honesty and ethics of various professions since the survey began in 1976.
- The CarMax customer-friendly consumer offer is unique in auto retailing. We eliminate the traditional adversarial relationship and let customers shop for cars the same way they shop at other "big-box" retailers.

Skilled, Dedicated People


CarMax

Reconditioning expertise

TRAINING AND DEVELOPMENT

- In any complex retail business, the primary challenge and limitation to growth is in the ability to acquire, train, and develop people.
- We believe that the integrity and transparency of the CarMax consumer offer allows us to attract managers and associates with much more diverse backgrounds than the traditional auto retailer.
- We recruit the majority of our superstore managers from the top big-box retailers across the country, focusing on individuals with a broad general management background and a successful career progression.
- Our formal training programs span each of our four functional areas – sales, operations, buying, and business office. The programs include classroom and online training as well as formal mentoring assignments. Standardized training, procedures, and processes facilitate transfers between stores and regions.

ABOVE & BEYOND AWARD PROGRAM

- In 2003, we created the Above & Beyond Award to recognize store associates who deliver exceptional customer service, "above & beyond" even CarMax's high standards.
- Above & Beyond Award winners are selected each month based on customer feedback or nominations by co-workers or management. Winners receive a monetary award and company-wide recognition.
- This program is one example of the many ways that we are fostering an environment grounded in providing unparalleled service to our customers. A variety of other award programs have been developed to recognize exceptional associate contributions.
- The associates pictured at right represent a few of the 28 Above & Beyond Award recipients for calendar 2005.

CarMax's success depends on the skilled and dedicated people who deliver our consumer offer, execute our processes, and develop our systems.



Matt Pietrowski



Deborah DeWitty



Roy Arcilla



Trevor Moss



Miguel Cossyleon



Franklin Jackson, Jr.



Rachel Myatt



Brian Fletter



David Hove



Andrea Kelly



Matt Williamson



George Johnson

ABOVE & BEYOND AWARD WINNERS (CALENDAR 2005)

Roy Arcilla
Inventory
Plano (Dallas/Fort Worth)

Sherman Blankenship
Sales
Winston-Salem

Miguel Cossyleon
Sales
Oak Lawn (Chicago)

Angel Cruz
Technician
Greenville

Deborah DeWitty
Business Office
Southwest Freeway (Houston)

Brian Fletter
Service
Orlando Chrysler Jeep Dodge

CJ Fondaw
Sales
Nashville

Clayton Fulmer
Detailer
Greenville

Nick Fulton
Service
Greenville

Kevin Hagedon
Sales
Roseville (Sacramento)

Shantel Hamilton
Sales
Roseville (Sacramento)

Chad Hellams
Detailer
Greenville

David Hove
Sales
Jacksonville

Franklin Jackson, Jr.
Sales
Rockville (D.C./Baltimore)

George Johnson
Inventory
Houston North

Andrea Kelly
Business Office
Sample Road (Miami)

Jared Kelly
Inventory
Independence (Kansas City)

Andy Little
Technician
Greenville

Will McCutchan
Technician
Dulles (D.C./Baltimore)

Trevor Moss
Inventory
Houston North

Rachel Myatt
Sales
Charlotte

Matt Pietrowski
Technician
Richmond

Zack Reaves
Technician
Greenville

Jorge Silva
Sales
Rockville (D.C./Baltimore)

Jennifer Spencer
Customer Service
Independence (Kansas City)

Michelle Topping
Business Office
Winston-Salem

Bob Ward
Sales
Orlando

Matt Williamson
Technician
Richmond

3 Unique Consumer Offer


CarMax
$18,599

No-haggle pricing

LOW, NO-HAGGLE PRICES

- We offer our best price up front and never haggle on any element of the sales transaction.
- The price of the vehicle is competitively low and clearly posted on the car, in the store, and on carmax.com.
- The price of the extended service plan is competitive and fixed, based primarily on the repair record of similar vehicles and the length of coverage.
- The price of the financing is competitive and no-haggle and is based on the finance company's assessment of credit risk. Customers see each finance offer as it is made directly from the finance company and may choose among competing offers.
- The price of the "trade-in" is a written cash offer, based on the wholesale value of the vehicle, and we'll buy the customer's vehicle whether or not the customer is buying from us. The offer is good for 7 days or 300 miles.

BROAD SELECTION

- An average CarMax superstore has between 300 and 400 vehicles for sale, compared with approximately 90 used vehicles at the average new car dealer.
- Our primary focus is vehicles that are 1 to 6 years old, with fewer than 60,000 miles. For the most cost-conscious consumer, we also offer older, higher mileage ValuMax® cars that meet our same quality standards. ValuMax vehicles comprise approximately 15% of our inventory.
- Each store's inventory is tailored to the buying preferences of the consumers in that store's trade area.

The CarMax offer is structured around our core equities — the benefits we offer customers that, taken together, make us unique in auto retailing.


We would
NEVER SELL
you this car...

Guaranteed quality


SERVICE

Easy vehicle transfers

GREAT QUALITY

- Every used vehicle we retail must meet stringent mechanical, electrical, and safety standards.
- Every used vehicle we retail is put through a thorough, 125-point inspection. Needed repairs are made and the car is thoroughly detailed inside and out to make it look and feel as close to new as possible.
- We stand behind our quality standards with our 5-day, money-back guarantee and our industry-leading, 30-day limited warranty. We also offer extended service plans on every vehicle we retail that provide up to 6 years of coverage.

CUSTOMER-FRIENDLY SERVICE

- We designed the CarMax offer to give consumers what they asked for: no haggling on any aspect of the sale, broad selection, high quality, and a customer-friendly process.
- To ensure that sales consultant objectives are completely aligned with those of the customer, we base sales consultant commissions on a fixed dollars-per-unit standard. Consequently, each sales consultant's only objective is to help customers find the right cars for their needs at prices they can afford.
- Our computerized inventory system makes it easy to search our vehicle inventory at each store or company-wide.
- There is no hand-off of customers to a finance manager or sales manager. The sales consultant helps the customer through the entire sales process.

CARMAX.COM®

- Carmax.com is a valuable marketing and research tool that allows customers to see a car's photos, price, and specifications, as well as to make side-by-side vehicle comparisons, all from the comfort of home. We have sales consultants dedicated to caring for customers who contact us through the Internet.
- Using carmax.com, customers can browse our nationwide inventory of more than 22,000 used vehicles. This web-accessible inventory will continue to expand as we grow geographically.
- In February 2006, we began leveraging the power of carmax.com by also listing all of our vehicles on AutoTrader.com and cars.com. We believe partnering with these online classified providers will drive incremental traffic to carmax.com and our stores.
- Virtually any used vehicle in our nationwide inventory can be transferred at customer request to their local superstore. Transfers are free within a market; longer-distance transfers include a charge to cover transportation costs.
- Currently, approximately 20% of our vehicles sold are transferred at customer request, and more than 20% of retail sales are initiated through our Internet sales process.

4 Proprietary Processes & Systems



SALVAGE HISTORY
BRANDED TITLE
CARMAX
AUCTIONS
PERKS!

CarMax wholesale auction

PROPRIETARY PROCESSES AND SYSTEMS



Consumer Offer
Purchasing/ Inventory Management
Reconditioning
Finance Originations
INFORMATION SYSTEMS

INFORMATION SYSTEMS

- Our systems capture data on every aspect of our business. We collect data on activities such as:
  - Customer visits.
  - Sales consultant/customer engagements.
  - Test drives.
  - Appraisals and appraisal purchases.
  - Financings.
  - Extended service plan sales.
- Every retail vehicle is electronically tracked throughout its CarMax life from purchase through reconditioning to ultimate sale. We also capture data on vehicles we wholesale, helping us track market pricing.
- This information is used to continually enhance and refine our processes and systems, as well as to provide the basis for managing our associates' performance.

Our business is not unlike an iceberg. Our unique consumer offer is what draws customers to our stores; it is what can be seen "above the waterline." However, our associates' development and use of key processes and systems "below the waterline" are what make our business successful — sophisticated purchasing and inventory management, reconditioning, and finance originations, all supported by proprietary information systems.



Customer vehicle appraisal



Capturing test drive information

- We believe our processes and systems provide us with a key competitive advantage. These enabling technologies have been developed during our more than 12-year history, and we are dedicated to their continuous improvement to maintain this competitive edge.

PURCHASING AND INVENTORY MANAGMENT

- More than half the cars we retail are purchased directly from consumers, an excellent source of quality, high-demand vehicles. Customer vehicle purchases that do not meet our retail standards are sold to other dealers at our own in-store auctions, which are an economic and efficient means of disposal.
- We have built a team of more than 675 skilled buyers. The team includes 172 buyers who have each completed more than 10,000 appraisals and an additional 21 buyers who have surpassed the 20,000-appraisal mark. Our buyers have online access to information on current inventory and recent sales, as well as wholesale industry information. Our high volume of in-store appraisals and outside auction purchases provides a great training ground that gives us an advantage compared with other used car retailers.
- Our inventory and pricing models help us to:
  - Buy a mix of makes, models, age, mileage, and price points tailored to customer buying preferences at each superstore.
  - Make pricing adjustments based on complex algorithms that take into account factors including sales history, consumer interest, and seasonal patterns.
  - Optimize inventory turns to help maintain gross margin dollars per unit and minimize the depreciation risk inherent in used cars.

RECONDITIONING

- The majority of our service operation resources are used in vehicle reconditioning, which supports our used vehicle retail sales.
- We employ state-of-the-art production techniques, and we focus on balancing quality, speed, and cost. Our production planning process allows us to match reconditioning capacity and inventory demand across multiple stores.
- We maximize our service bay utilization by implementing 24/7 shift scheduling where appropriate.
- Over the past several years, we have significantly reduced our work-in-process inventory requirements through our improved process and production techniques.
- Automotive technicians are in short supply in the U.S. We are able to attract and retain skilled technicians by offering a superior working environment, including air-conditioned bays; a corporate benefit program; and the opportunity for career advancement. We also have developed an extensive in-house apprentice program.



Straightforward finance originations



Reconditioning systems

FINANCE ORIGINATIONS

- CarMax has created a unique finance origination process that provides significant customer benefits and competitive advantages.
  - The sales consultant collects the customer's credit information and electronically submits the credit application to CarMax Auto Finance ("CAF") and a third-party prime finance company. Applications are automatically rerouted to third-party nonprime finance companies if neither CAF nor the third-party prime finance company makes an offer.
  - Customers see each offer directly from the finance company, and, where multiple offers exist, they may choose the offer that best suits their needs.
  - We provide a 3-day payoff option, which gives customers up to three business days to replace the financing with cash or an alternative lending source, free of penalty or interest.
  - The sales consultant receives no commission on the finance process.
- This financing process reduces or eliminates two of the three risks inherent in used car lending.
  - The collateral risk – the risk of the vehicle – is minimized by the consistent, high quality of our cars, the large percentage of vehicles covered by extended service plans, and the consistency of the relationship between wholesale and retail values for CarMax vehicles. CAF and our third-party finance companies have found they can rely on CarMax information to determine true vehicle worth.
  - The "intermediary" risk – the risk introduced by the person between the customer and the finance source – is eliminated at CarMax. There is no commission-driven finance manager to distort the facts on the price or quality of the vehicle or the consumer credit information. With the price of all components fixed, value-oriented, and non-negotiable at CarMax, both CAF and third-party finance companies benefit from superior information quality in making financing decisions.
  - The consumer risk – the customer's willingness and ability to pay – is the basic risk borne by all lenders.
- Having a captive finance operation also reduces the sales risk associated with changes in third-party credit availability.

Strong Results 5

Since opening our first store in September 1993, we have grown to more than $6 billion in annual sales in the short span of 12 years. Our economic returns are similar to many industry-leading, big-box retailers and significantly better than the publicly traded new car dealer groups.



REVENUES
(In millions)
$327.1
$566.7
$950.7
$1,607.3
$2,201.2
$2,758.5
$3,533.8
$3,969.9
$4,597.7
$5,260.3
$6,260.0
96 97 98 99 00 01 02 03 04 05 06



RETURN ON INVESTED CAPITAL
(Unleveraged)
(0.5)%
(0.8)%
(5.3)%
(0.8)%
3.5%
8.5%
12.7%
12.1%
12.4%
10.8%
11.5%
96 97 98 99 00 01 02 03 04 05 06



EARNINGS
(In millions)
$(5.2)
$(9.3)
$(34.2)
$(23.5)
$1.1
$45.6
$90.8
$94.8
$116.5
$112.9
$148.1
96 97 98 99 00 01 02 03 04 05 06



RETURN ON SHAREHOLDERS' EQUITY
(4.9)%
(9.1)%
(6.7)%
0.3%
12.4%
20.7%
18.2%
18.9%
15.2%
16.8%
97 98 99 00 01 02 03 04 05 06

ROE calculations not meaningful for periods prior to fiscal 1997.

6 Solid Growth Opportunity


CARMAX

Superstore display lot

GROWTH PLAN

- ☐ We plan to open stores at an annual rate of approximately 15%-20% of our used car superstore base. In fiscal 2007, the majority of our store openings will be superstores in new mid-sized markets and satellite superstores in existing markets. After fiscal 2007, we expect to resume store growth in new large markets.
- ■ We initially defined mid-sized markets as those with television viewing populations ranging from 1 million to 2.5 million. As we have refined our operations and market data, we now believe a more appropriate definition of a mid-size market is one with a television viewing population between 600,000 and 2.5 million. These markets are the easiest to enter from a real estate and advertising perspective, and historically they are where we have experienced the fastest store sales ramp-up and profitability.
- ■ We are adding satellite stores both in under-served trade areas in existing large markets and in mid-sized markets to increase market share. Satellite stores are highly efficient because they are built on smaller sites and require little-to-no incremental advertising.
- ☐ In fiscal 2007, we expect to open approximately 11 superstores, representing a 16% increase in our used car superstore base. Store opening dates are heavily weighted to the second half of the fiscal year.
- ■ One of the openings will be in Charlottesville, Va., which has a television viewing population of approximately 185,000. This test store will help us understand our longer-term opportunities in small markets.
- ■ We also are opening our first appraisal-only "CarMax Car Buying Center." Located in the Atlanta market, the center is staffed with CarMax buyers who conduct appraisals and purchase vehicles using the same processes and systems utilized in our used car superstores. This test store is part of our long-term program to increase appraisal traffic and retail vehicle sourcing self-sufficiency.

By focusing on used cars, CarMax can grow organically, unrestrained by franchise law or manufacturer restrictions. At the end of fiscal 2006, we had 67 used car superstores in 31 U.S. markets representing approximately one-third of the U.S. population. We believe the combination of continued geographic expansion and market share gains resulting from our consumer-preferred concept can fuel growth for years to come.



Test drive



In-store inventory kiosk

- For the foreseeable future, we believe we can achieve average comparable store used unit growth in the range of 4% to 8% per year. This range assumes modest overall market growth, continued CarMax market share gains, and the effect of higher sales growth rates at stores that have not yet reached basic maturity.
- We estimate that we have an 8% to 10% market share of late model, 1- to 6-year-old used cars within the trade areas of our most mature stores. This benchmark implies a sales potential of approximately $25 billion in today's dollars as our stores reach maturity and we achieve full national scope.
- Our market share is significantly higher within a 5- to 10-mile radius of our most mature stores. Our satellite store additions and our small market store test will help us to determine incremental market share opportunities and optimal storing densities and patterns.


STORE EXPANSION
(Number of used car superstores at fiscal year end)
1
2
4
7
18
29
33
33
35
40
49
58
67
94 95 96 97 98 99 00 01 02 03 04 05 06 07 08

DEFENSIBLE COMPETITIVE ADVANTAGE

- There have been several unsuccessful attempts to replicate the CarMax model. Competitors who have tried to copy our concept have typically failed because they focused only on our consumer concept. They ignored the hidden danger of failing to build strong operating processes early in concept development.
- At present, we are fortunate to have no similar-format, multi-market challengers. This advantageous competitive landscape is allowing us to expand on our own timetable, following our own strategic priorities.
- CarMax has a more than 12-year development advantage over any challenger who attempts to copy our business. Building an organization, developing specialized processes and systems, refining execution…all take time.
- CarMax intends to stay ahead of any potential competition through relentless attention to people, processes, and execution.

Management Teams



- People are the lifeblood of any retailer, and nowhere is this more true than at CarMax. Our associates are the face of CarMax to our customers, and the success of the company depends upon our associates' success.
- At the store level, our management teams are organized by functional areas, and each team member is responsible for developing associates, consistently executing our processes and systems, and ensuring a favorable customer experience.
- Our six regional management teams assure consistent execution of our processes and systems across our entire store base.
- Most of our corporate associates are also directly involved in supporting our stores, whether it be in creating the systems and analytical tools used by store associates, developing and executing our marketing programs, or planning and coordinating future store expansion.
- Pictured on this page are members of our store, region, and corporate management teams, and they represent the approximately 12,000 CarMax associates who contribute to our success every day.

(Dollars in millions except per share data)	FY06	FY05	FY04	FY03	FY02	FY01	FY00	FY99	FY98	FY97
Net sales and operating revenues	**$6,260.0**	$5,260.3	$4,597.7	$3,969.9	$3,533.8	$2,758.5	$2,201.2	$1,607.3	$950.7	$566.7
Net earnings (loss)	**$ 148.1**	$ 112.9	$ 116.5	$ 94.8	$ 90.8	$ 45.6	$ 1.1	$ (23.5)	$ (34.2)	$ (9.3)
Net earnings (loss) per share:										
Basic	**$ 1.41**	$ 1.09	$ 1.13	$ 0.92	$ 0.89	$ 0.45	$ 0.01	$ (0.24)	$ (0.35)	$ (0.10)
Diluted	**$ 1.39**	$ 1.07	$ 1.10	$ 0.91	$ 0.87	$ 0.44	$ 0.01	$ (0.24)	$ (0.35)	$ (0.10)
Total assets	**$1,489.2**	$1,293.0	$1,047.9	$ 917.6	$ 720.2	$ 711.0	$ 675.5	$ 571.2	$448.3	$427.2
Long-term debt, excluding current portion	**$ 134.8**	$ 128.4	$ 100.0	$ 100.0	$ –	$ 83.1	$ 121.3	$ 139.7	$ 27.4	$ –
Used vehicle units sold	**289,888**	253,168	224,099	190,135	164,062	132,868	111,247	96,915	56,594	31,701
New vehicle units sold	**20,901**	20,636	21,641	22,360	24,164	20,157	17,775	6,152	4,265	2,799
Wholesale vehicle units sold	**179,548**	155,393	127,168	104,593	90,937	73,323	58,452	46,784	24,475	15,252
Percent changes in:										
Comparable store used vehicle unit sales	**4**	1	6	8	24	13	(8)	(5)	6	7
Total used vehicle unit sales	**15**	13	18	16	23	19	15	71	79	62
Total net sales and operating revenues	**19**	14	16	12	28	25	37	69	68	73
Diluted net earnings (loss) per share	**30**	(3)	21	5	98	4,300	104	31	(250)	nm
Used car superstores at year-end	**67**	58	49	40	35	33	33	29	18	7
Retail stores at year-end	**71**	61	52	44	40	40	40	31	18	7
Associates at year-end	**11,712**	10,815	9,355	8,263	7,196	6,065	5,676	4,789	3,605	1,614

nm = not meaningful. The initial public offering of CarMax stock occurred in 1997.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the financial performance of CarMax, Inc. MD&A is presented in eight sections: Business Overview; Critical Accounting Policies; Results of Operations; Operations Outlook; Recent Accounting Pronouncements; Financial Condition; Market Risk; and Cautionary Information About Forward-Looking Statements. MD&A is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes contained elsewhere in this annual report.

In MD&A, "we," "our," "us," "CarMax," "CarMax, Inc.," and "the company" refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise. Amounts and percentages in tables may not total due to rounding.

BUSINESS OVERVIEW

General

CarMax is the nation's largest retailer of used vehicles. We pioneered the used car superstore concept, opening our first store in 1993. Over the next six years, we opened an additional 32 used car superstores before suspending new store development to focus on improving sales and profits. After a period of concept refinement and execution improvement, we resumed opening new stores at the end of fiscal 2002. At February 28, 2006, we had 67 used car superstores in 31 markets, including 23 mid-sized markets and 8 large markets. We initially defined mid-sized markets as those with television viewing populations generally between 1 million and 2.5 million people. As we have refined our operations and market data, we now believe a more appropriate definition of a mid-sized market is one with a television viewing population generally between 600,000 and 2.5 million people. During fiscal 2006, we also operated seven new car franchises, all of which were integrated or co-located with our used car superstores. In fiscal 2006, we sold 289,888 used cars, representing 93% of the total 310,789 vehicles the company sold at retail.

We believe the CarMax consumer offer is unique in the automobile retailing marketplace. Our offer gives consumers a way to shop for cars in the same manner that they shop for items at other "big box" retailers. Our consumer offer is structured around four core equities: low, no-haggle prices; a broad selection; high quality; and customer-friendly service. Our website, carmax.com, is a valuable tool for communicating the CarMax consumer offer, a sophisticated search engine, and an efficient sales channel for customers who prefer to complete part of the shopping and sales process online. We generate revenues, income, and cash flows primarily by retailing used vehicles and associated items including vehicle financing, extended service plans, and vehicle repair service. A majority of the used vehicles we sell at retail are purchased directly from consumers. Vehicles purchased through our appraisal process that do not meet our retail standards are sold at on-site wholesale auctions.

Wholesale auctions are conducted at the majority of our superstores and are held on a weekly, bi-weekly, or monthly basis. On average, the vehicles we wholesale are approximately 10 years old and have more than 100,000 miles. Participation in our wholesale auctions is restricted to licensed automobile dealers, the majority of whom are independent dealers.

CarMax provides prime-rated financing to qualified customers through CarMax Auto Finance ("CAF"), the company's finance operation, and Bank of America. Nonprime financing is provided through several third-party lenders, and subprime financing is provided through a third-party lender under a program rolled out near the end of the second quarter of fiscal 2005. We periodically test additional third-party lenders. CarMax has no recourse liability for loans provided by third-party lenders. Having our own finance operation allows us to limit the risk of relying on third-party finance sources, while also allowing us to capture additional profit and cash flows. The majority of CAF's profit contribution is generated by the spread between the interest rates charged to customers and our cost of funds. We collect fixed, prenegotiated fees from the third parties that finance prime- and nonprime-rated customers. As is customary in the subprime finance industry, the subprime lender purchases the loans at a discount.

We sell extended service plans on behalf of unrelated third parties who are the primary obligors. We have no contractual liability to the customer under these third-party service plans. Extended service plan revenue represents commissions from the unrelated third parties.

We are still at a relatively early stage in the national rollout of our retail concept. We believe the primary driver for future earnings growth will be vehicle unit sales growth from comparable store sales increases and from geographic expansion. We target a similar dollar amount of gross profit per used unit, regardless of retail price. Used unit sales growth is our primary focus. We plan to open used car superstores at a rate of approximately 15% to 20% of our used car superstore base each year. In fiscal 2007, we plan to focus our store growth primarily on adding standard superstores in new mid-sized markets and satellite fill-in superstores in established markets. After fiscal 2007, we expect to resume store growth in new large markets. For the foreseeable future, we expect used unit comparable store sales increases to average in the range of 4% to 8%, reflecting the multi-year ramp in sales at newly opened stores as they mature and continued market share gains at stores that have reached basic maturity sales levels, which generally occurs in a store's fifth year of operation.

The principal challenges we face in expanding our store base include our ability to build our management bench strength to support the store growth and our ability to procure suitable real estate at reasonable costs.

We staff each newly opened store with an experienced management team, generally including a location general manager, operations manager, purchasing manager, and business office manager, as well as a number of experienced sales managers and buyers. We must therefore continually recruit, train, and develop managers and associates to fill the pipeline necessary to support future store openings. If at any time we believed that the rate of store growth was causing our performance to falter, we would consider slowing the growth rate.

Fiscal 2006 Highlights

- Net sales and operating revenues increased 19% to $6.26 billion from $5.26 billion in fiscal 2005, and net earnings increased 31% to $148.1 million, or $1.39 per share, from $112.9 million, or $1.07 per share.
- Total used vehicle unit sales increased 15%, reflecting the combination of the growth in our store base and a 4% increase in comparable store used unit sales.
- We opened nine used car superstores in fiscal 2006, including four standard superstores in new markets and one standard and four satellite superstores in existing markets. Two of the superstore openings were in Los Angeles, bringing our presence in this large market to five superstores and giving us the critical mass to commence television advertising in this market.
- Our total gross profit per unit increased to $2,544 from $2,375 in fiscal 2005. Compared with the prior year, used vehicle gross profit per unit was similar, and wholesale vehicle gross profit per unit increased substantially. The wholesale gross profit benefited from the exceptionally strong wholesale pricing environment, particularly in the second half of the fiscal year, and the success of our in-store appraisal strategy.
- CAF income increased 26% to $104.3 million from $82.7 million in fiscal 2005, reflecting the growth in retail vehicle sales and managed receivables. CAF income included a benefit of $0.09 per share for favorable items, primarily valuation adjustments to the retained interest, in fiscal 2006, compared with a benefit of $0.02 per share in fiscal 2005.
- Selling, general, and administrative expenses as a percent of net sales and operating revenues (the "SG&A ratio") was 10.4% in both fiscal 2006 and fiscal 2005. The moderate rate of increase in comparable store used unit sales was not sufficient to provide SG&A leverage. The increase in the percentage of our store base that is comprised of stores not yet at basic maturity, the launch of market-wide television advertising in Los Angeles, and the lower-than-normal corporate bonus expense in fiscal 2005 were also factors precluding SG&A leverage. Stores generally have higher SG&A ratios during their first four years of operation.
- Net cash provided by operations increased to $122.3 million from $45.7 million in fiscal 2005, reflecting the improved net earnings and changes in working capital.

CRITICAL ACCOUNTING POLICIES

Our results of operations and financial condition as reflected in the company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of financial statements requires management to make estimates and assumptions affecting the reported amounts of assets, liabilities, revenues, and expenses, and the disclosures of contingent assets and liabilities. We use our historical experience and other relevant factors when developing our estimates and assumptions. We continually evaluate these estimates and assumptions. Note 2 to the company's consolidated financial statements includes a discussion of significant accounting policies. The accounting policies discussed below are the ones we consider critical to an understanding of the company's consolidated financial statements because their application places the most significant demands on our judgment. Our financial results might have been different if different assumptions had been used or other conditions had prevailed.

Securitization Transactions

We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The securitization transactions are accounted for as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A gain, recorded at the time of the securitization transaction, results from recording a receivable approximately equal to the present value of the expected residual cash flows generated by the securitized receivables. The fair value of our retained interest includes the present value of the expected residual cash flows generated by the securitized receivables, various reserve accounts, and an undivided ownership interest in securitized receivables.

The present value of the expected residual cash flows generated by the securitized receivables is determined by estimating the future cash flows using management's assumptions of key factors, such as finance charge income, default rates, prepayment rates, and discount rates appropriate for the type of asset and risk. These assumptions are derived from historical experience and projected economic trends. Adjustments to one or more of these assumptions may have a material impact on the fair value of the retained interest. The fair value of the retained interest may also be affected by external factors, such as changes in the behavior patterns of customers, changes in the economy, and developments in the interest rate markets. Note 2(C) to the company's consolidated financial statements includes a discussion of accounting policies related to securitizations. Note 4 to the company's consolidated financial statements includes a discussion of securitizations and provides a sensitivity analysis showing the hypothetical effect on the retained interest if there were variations from the assumptions used. In addition, see the "CarMax Auto Finance Income" section of this MD&A for a discussion of the impact of changing our assumptions.

Revenue Recognition

We recognize revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. The majority of our revenue is generated from the sale of used vehicles. We recognize vehicle revenue when a sales contract has been executed and the vehicle has been delivered, net of a reserve for returns under our 5-day, money-back guarantee. A reserve for vehicle returns is recorded based on historical experience and trends.

We also sell extended service plans on behalf of unrelated third parties to customers who purchase a vehicle. Because these third parties are the primary obligors under these programs, we recognize commission revenue on the extended service plans at the time of the sale, net of a reserve for estimated service plan returns. The estimated reserve for returns is based on historical experience and trends.

The estimated reserves for returns could be affected if future vehicle or service plan return occurrences differ from historical averages.

Income Taxes

Estimates and judgments are used in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets. In the ordinary course of business, transactions occur for which the ultimate tax outcome is uncertain at the time of the transactions. We adjust our income tax provision in the period in which we determine that it is probable that our actual results will differ from our estimates. Tax law and rate changes are reflected in the income tax provision in the period in which such changes are enacted.

We evaluate the need to record valuation allowances that would reduce deferred tax assets to the amount that will more likely than not be realized. When assessing the need for valuation allowances, we consider future reversals of existing temporary differences and future taxable income. We believe that all of our recorded deferred tax assets as of February 28, 2006, will more likely than not be realized. However, if a change in circumstances results in a change in our ability to realize our deferred tax assets, our tax provision would increase in the period when the change in circumstances occurs.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize potential liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be due. If payments of these amounts ultimately prove to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result in the period of determination.

Information regarding income taxes is presented in Note 7 to the company's consolidated financial statements.

Defined Benefit Retirement Plan

The plan obligations and related assets of our defined benefit retirement plan are presented in Note 8 to the company's consolidated financial statements. Plan assets, which consist primarily of marketable equity and debt instruments, are valued using current market quotations. Plan obligations and the annual pension expense are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used to measure the plan obligations include the discount rate, the estimated rate of salary increases, and the estimated future return on plan assets. In determining the discount rate, we use the current yield on high-quality, fixed-income investments that have maturities corresponding to the anticipated timing of the benefit payments. Salary increase assumptions are based upon historical experience and anticipated future board and management actions. Asset returns are estimated based upon the anticipated average yield on the plan assets. We do not believe that any significant changes in assumptions used to measure the plan obligations are likely to occur that would have a material impact on the company's financial position or results of operations.

RESULTS OF OPERATIONS

Certain prior year amounts have been reclassified to conform to the current year's presentation.

NET SALES AND OPERATING REVENUES

	Years Ended February 28 or 29					
(In millions)	2006	%	2005	%	2004	%
Used vehicle sales	**$4,771.3**	**76.2**	$3,997.2	76.0	$3,470.6	75.5
New vehicle sales	**502.8**	**8.0**	492.1	9.4	515.4	11.2
Wholesale vehicle sales	**778.3**	**12.4**	589.7	11.2	440.6	9.6
Other sales and revenues:						
Extended service plan revenues	**97.9**	**1.6**	84.6	1.6	77.1	1.7
Service department sales	**93.4**	**1.5**	82.3	1.6	69.1	1.5
Third-party finance fees, net	**16.3**	**0.3**	14.4	0.3	19.6	0.4
Appraisal purchase processing fees	**–**	**–**	–	–	5.3	0.1
Total other sales and revenues	**207.6**	**3.3**	181.3	3.4	171.1	3.7
Total net sales and operating revenues	**$6,260.0**	**100.0**	$5,260.3	100.0	$4,597.7	100.0

RETAIL VEHICLE SALES CHANGES

	Years Ended February 28 or 29		
	2006	2005	2004
Vehicle units:			
Used vehicles	**15%**	13 %	18 %
New vehicles	**1%**	(5)%	(3)%
Total	**14%**	11 %	16 %
Vehicle dollars:			
Used vehicles	**19%**	15 %	19 %
New vehicles	**2%**	(5)%	(1)%
Total	**17%**	13 %	16 %

Comparable store used unit sales growth is one of the key drivers of our profitability. A CarMax store is included in comparable store sales beginning in the store's fourteenth full month of operation.

COMPARABLE STORE RETAIL VEHICLE SALES CHANGES

	Years Ended February 28 or 29		
	2006	2005	2004
Vehicle units:			
Used vehicles	**4%**	1%	6 %
New vehicles	**1%**	8%	(1)%
Total	**4%**	1%	5 %
Vehicle dollars:			
Used vehicles	**8%**	3%	7 %
New vehicles	**1%**	8%	1 %
Total	**8%**	3%	6 %

CHANGE IN USED CAR SUPERSTORE BASE

	Years Ended February 28 or 29		
	2006	2005	2004
Used car superstores, beginning of year	**58**	49	40
Superstore openings:			
Standard superstores	**5**	5	5
Satellite superstores	**4**	4	4
Total superstore openings	**9**	9	9
Used car superstores, end of year	**67**	58	49
Openings as a percent of the beginning-of-year store base	**16%**	18%	23%

Used Vehicle Sales

Fiscal 2006 Versus Fiscal 2005. The 19% increase in used vehicle dollar sales in fiscal 2006 reflected a 15% increase in unit sales and a 4% increase in average retail selling price. The unit sales growth reflected sales from newer superstores not yet in the comparable store base, together with a 4% increase in comparable store used units. The comparable store used unit sales growth was driven by an increase in store traffic, combined with continuing strong execution by our store teams. Store traffic and comparable store sales increases were particularly strong during the period from June through September 2005, which coincided with the domestic new car manufacturers' employee pricing programs. Under these programs, the manufacturers established specific "employee" prices, available to all consumers, for each make and model. These programs created greater clarity on new car pricing and increased traffic in the marketplace, both of which we believe benefited CarMax. Our no-haggle consumer offer makes price comparing easy, and we believe it gives us a unique advantage as consumers cross-shop.

Our subprime finance lender, which was added to our third-party lender group near the end of the second quarter of fiscal 2005, did not contribute to the 4% comparable store used unit growth in fiscal 2006. In the fourth quarter of fiscal 2006, the subprime finance lender implemented program changes in certain states, narrowing the selection of vehicles it would finance, making this business less economically attractive to us. We chose to curtail our subprime business in these states to preserve margins and profits.

Fiscal 2005 Versus Fiscal 2004. The 15% increase in used vehicle dollars sales in fiscal 2005 reflected a 13% increase in unit sales and a 2% increase in average retail selling price. The unit sales growth reflected sales from newer superstores not yet in the comparable store base, together with a 1% increase in comparable store used units. During the first half of fiscal 2005, we experienced widespread volatility and softness in our used car business during what is normally the peak spring and summer selling season. We believe the soft market environment was the result of economic and other factors such as high gas prices; the intense competition and unpredictable incentive behavior among new car manufacturers; higher wholesale vehicle prices resulting, in part, from fewer off-lease vehicles; and severe weather in the southeastern United States, primarily affecting our Florida markets. In the second half of fiscal 2005, used vehicle sales improved as many of the factors that appeared to cause the first half weakness abated.

Following a nine-month test in selected stores, near the end of the second quarter of fiscal 2005 we added a provider of subprime financing to our group of third-party lenders. Subprime-financed sales added approximately 3% to our total used unit sales in fiscal 2005. We believe the vast majority of these were incremental sales that we previously could not finance.

New Vehicle Sales

Fiscal 2006 Versus Fiscal 2005. The 2% increase in new vehicle dollar sales in fiscal 2006 was due to a 1% increase in unit sales and a 1% increase in average retail selling price. New vehicle unit sales were strong during the domestic new car manufacturers' employee pricing programs in June through September 2005; however, these increases were substantially offset by the effects of softer industry new car sales in the months following the end of these programs. New vehicle sales were generally in line with industry performance for the core brands we represent – Chevrolet, DaimlerChrysler, Nissan, and Toyota. Our disposition of five new car franchises in the second half of fiscal 2005 also affected the change in our new car unit sales.

Fiscal 2005 Versus Fiscal 2004. The 5% decline in new vehicle dollar sales in fiscal 2005 reflected the combination of a 5% decline in unit sales and a stable average retail selling price. The decline in new car unit sales reflected the dispositions of five new car franchises in fiscal 2005 and four in fiscal 2004. New vehicle sales at the remaining franchises were generally in line with industry performance for the core brands we represent.

Wholesale Vehicle Sales

Our operating strategy is to build customer satisfaction by offering high-quality vehicles. Fewer than half of the vehicles acquired from consumers through the appraisal purchase process meet our standards for reconditioning and subsequent retail sale. Those vehicles that do not meet our standards are sold at our on-site wholesale auctions.

Fiscal 2006 Versus Fiscal 2005. The 32% increase in wholesale vehicle dollar sales in fiscal 2006 reflected a 16% increase in wholesale unit sales and a 14% increase in average wholesale selling price. Our wholesale unit sales growth benefited from a strong increase in appraisal traffic combined with the expansion of our store base. Appraisal traffic was up throughout fiscal 2006, but it was particularly strong in the second quarter. We believe this increase was due, in part, to the domestic new car manufacturers' employee pricing programs. In these programs, franchised dealers lost some ability to negotiate on trade-ins due to their inability to negotiate on the published employee discount price on new cars. In addition, the employee pricing program coincided with a period of rapid decline in wholesale values for SUVs and large trucks, making some dealers reluctant to accept these vehicles in trade. These factors created an influx of appraisal traffic at CarMax as we continued to make appraisal purchase offers on all vehicles presented for appraisal. Appraisal traffic also benefited from our focused "We Buy Cars" advertising during fiscal 2006.

Our on-site wholesale auctions exhibited unusual aggregate price strength in fiscal 2006, reflecting trends in the general wholesale market. We believe some of the factors that may have contributed to the unusually strong wholesale market pricing environment during various portions of the year included reduced supplies of off-lease and off-rental cars; the strong demand for smaller, fuel-efficient cars in the face of rising gasoline prices; and hurricanes Katrina, Rita, and Wilma, which destroyed an estimated 400,000 to 600,000 vehicles and created a short-term demand/supply imbalance. Wholesale price increases were especially strong in older, higher mileage cars that make up the majority of the vehicles we sell at wholesale. Our wholesale prices also benefited from a record level of dealer attendance at our auctions and a record dealer-to-car ratio in fiscal 2006. We believe the high dealer attendance at our auctions reflected the shortage of older vehicles as well as our continuing efforts to attract dealers to our auctions.

Fiscal 2005 Versus Fiscal 2004. The 34% increase in wholesale vehicle dollar sales in fiscal 2005 reflected a 22% increase in wholesale unit sales and a 10% increase in average wholesale selling price. The increase in wholesale vehicle unit sales reflected the expansion of our retail store base as well as, we believe, enhancements to the processes that our sales consultants use to deliver appraisals to customers and our systems support for buyers. We believe that these enhancements contributed to the increase in our rate of appraisal purchases completed per appraisal offers made. We believe reduced supply of off-lease vehicles contributed to the pricing strength in the wholesale market.

Other Sales and Revenues

Other sales and revenues include commissions on the sale of extended service plans, service department sales, third-party finance fees, and, through the second quarter of fiscal 2004, appraisal purchase processing fees collected from customers on the purchase of their vehicles.

Fiscal 2006 Versus Fiscal 2005. Other sales and revenues increased 14% in fiscal 2006, as all components benefited from the increase in retail vehicle sales and the expansion of our superstore base.

Fiscal 2005 Versus Fiscal 2004. Other sales and revenues increased 6% in fiscal 2005, which was significantly slower than the growth in retail vehicle sales. Growth in extended service plan and service department revenues was partially offset by the decline in third-party finance fees related to the rollout of the subprime finance lender and by the elimination of appraisal purchase processing fees. The subprime finance lender purchases the automobile loans at a discount, which is reflected as an offset to third-party finance fees. During the second quarter of fiscal 2004, the appraisal purchase processing fees were replaced with an alternative method for recovering the costs of our appraisal and wholesale operations. Under the revised appraisal offer strategy, instead of charging the customer the appraisal purchase processing fee, we adjust the price of our purchase offer to allow for full recovery of our costs, thereby reducing the in-store acquisition costs of used and wholesale vehicles.

Impact of Inflation

Inflation has not been a significant contributor to results. Profitability is based on achieving targeted unit sales and gross profit dollars per vehicle rather than on average retail prices.

Seasonality

Most of our superstores experience their strongest traffic and sales in the spring and summer fiscal quarters. Sales are typically lowest in the fall quarter, which coincides with the new vehicle model-year-changeover period. In the fall quarter, the new model year introductions and discounts on model year closeouts generally can cause rapid depreciation in used car pricing, particularly for late-model used cars. Seasonal patterns for car buying and selling may vary in different parts of the country and, as CarMax expands geographically, these differences could have an effect on the overall seasonal pattern of the company's results.

Supplemental Sales Information

UNIT SALES

	Years Ended February 28 or 29		
	2006	2005	2004
Used vehicles	**289,888**	253,168	224,099
New vehicles	**20,901**	20,636	21,641
Wholesale vehicles	**179,548**	155,393	127,168

AVERAGE SELLING PRICES

	Years Ended February 28 or 29		
	2006	2005	2004
Used vehicles	**$16,298**	$15,663	$15,379
New vehicles	**$23,887**	$23,671	$23,650
Wholesale vehicles	**$ 4,233**	$ 3,712	$ 3,383

RETAIL VEHICLE SALES MIX

	Years Ended February 28 or 29		
	2006	2005	2004
Vehicle units:			
Used vehicles	**93%**	92%	91%
New vehicles	**7**	8	9
Total	**100%**	100%	100%
Vehicle dollars:			
Used vehicles	**90%**	89%	87%
New vehicles	**10**	11	13
Total	**100%**	100%	100%

RETAIL STORES

	As of February 28 or 29		
	2006	2005	2004
Mega superstores[1]	**13**	13	13
Standard superstores[2]	**34**	29	24
Satellite superstores[3]	**20**	16	12
Total used superstores	**67**	58	49
Co-located new car stores	**4**	3	3
Total	**71**	61	52

(1) *Generally 70,000 to 95,000 square feet on 20 to 35 acres.*
(2) *Generally 40,000 to 60,000 square feet on 10 to 25 acres.*
(3) *Generally 10,000 to 20,000 square feet on 4 to 10 acres.*

We have a total of seven new car franchises, and we expect to maintain long-term relationships with the automotive manufacturers that we currently represent. Two franchises are integrated within used car superstores, and the remaining five franchises are operated from four facilities that are co-located with select used car superstores.

GROSS PROFIT

	Years Ended February 28 or 29					
	2006		2005		2004	
	$ per unit[1]	%[2]	$ per unit[1]	%[2]	$ per unit[1]	%[2]
Used vehicle gross profit	**$1,808**	**11.0**	$1,817	11.5	$1,742	11.3
New vehicle gross profit	**934**	**3.9**	860	3.6	872	3.7
Wholesale vehicle gross profit	**700**	**16.1**	464	12.2	359	10.4
Other gross profit	**391**	**58.5**	366	55.3	472	67.7
Total gross profit	**$2,544**	**12.6**	$2,375	12.4	$2,323	12.4

(1) *Calculated as category gross profit divided by its respective units sold, except the other and total categories, which are divided by total retail units sold.*
(2) *Calculated as a percentage of its respective sales or revenue.*

Used Vehicle Gross Profit

We target a similar dollar amount of gross profit per used unit, regardless of retail price. Our ability to quickly adjust appraisal offers to stay in line with the broader market trade-in trends and our rapid inventory turns, which reduce our exposure to declining prices, contribute to the general stability in our gross profit dollars per unit.

Fiscal 2006 Versus Fiscal 2005. While our used vehicle gross profit dollars per unit was similar to that achieved in fiscal 2005, our used vehicle gross profits remained under some pressure throughout fiscal 2006. The profit pressure was primarily the result of the combination of the strong wholesale market pricing environment and our desire to price our retail cars at levels that made them attractive to consumers as they compared options in the new and used car marketplace. A strong wholesale market pricing environment increases our cost of acquiring vehicles both in our in-store purchases and at auction. We were able to offset some of the resulting profit pressure through successful refinements in our in-store appraisal strategy. During portions of the year, we did not increase our appraisal offers at the same rate as the steep increase in the major public wholesale auction market prices, as we did not believe the price trends at the major public wholesale auctions were reflective of the broader market trade-in offer trends. This belief was reinforced by the fact that we continued to experience strong increases in appraisal traffic while maintaining our ratio of appraisal buys to appraisal offers. This strategy allowed us to keep our retail prices more in line with underlying retail demand, while maintaining gross profit dollars per unit.

Fiscal 2005 Versus Fiscal 2004. The increase in used vehicle gross profit dollars per unit in fiscal 2005 was primarily the result of changing and refining our in-store appraisal strategy. Under the revised strategy, the acquisition cost of used vehicles sourced through our appraisal purchases decreased, resulting in higher used vehicle gross profit.

New Vehicle Gross Profit

Fiscal 2006 Versus Fiscal 2005. The increase in the new vehicle gross profit dollars per unit in fiscal 2006 was primarily attributable to the higher profits realized during the domestic new car manufacturers' employee pricing programs. We were able to modestly increase our new car prices during these programs, as our pricing had generally been below the manufacturers' specified employee discount prices.

Fiscal 2005 Versus Fiscal 2004. The decline in the new vehicle gross profit dollars per unit in fiscal 2005 reflected the heightened competitive market with strong manufacturers' incentives, which required more aggressive pricing in order to drive unit sales volume.

Wholesale Vehicle Gross Profit

Fiscal 2006 Versus Fiscal 2005. The wholesale vehicle gross profit dollars per unit increased substantially in fiscal 2006, primarily as a result of the stronger-than-normal wholesale market pricing environment. The refinements in our in-store appraisal strategy benefited our wholesale operations, while allowing us to maintain used vehicle gross profit dollars per unit levels in the face of rising vehicle acquisition costs. While we did not increase our appraisal offers at the same rate as the steep increase in the major public wholesale auction market prices, our own wholesale auctions generally reflected the pricing trends of the public wholesale auctions.

Our wholesale gross profit growth was particularly strong in the second half of fiscal 2006. Wholesale pricing typically declines during the fall due to pressure from model year closeout sales and from reduced demand at auction as dealers pare back inventories heading into the slower-volume winter months. As a result, our third quarter is typically when we experience our lowest wholesale prices and margins. In this quarter, we adjusted our appraisal offers to incorporate the anticipated drop in wholesale pricing. We were particularly aggressive in our appraisals of SUVs, where prices had fallen dramatically through the summer. Pricing in the overall wholesale marketplace did not decline as anticipated, however, giving us unusually high third quarter wholesale gross profits. In the fourth quarter, which coincides with the time of the year when dealers are building inventories for the higher-volume spring and summer months, we typically experience our strongest wholesale prices and margins. The combination of continuing strong industry demand and the normal seasonal trends lifted wholesale pricing to further inflated levels in the fourth quarter, again benefiting our wholesale gross profits.

Fiscal 2005 Versus Fiscal 2004. The increase in wholesale gross profit dollars per unit in fiscal 2005 reflected the implementation of and refinement to our in-store appraisal strategy. Under the revised strategy, the acquisition cost of wholesale vehicles decreased resulting in higher wholesale gross profit.

Other Gross Profit

Fiscal 2006 Versus Fiscal 2005. Other gross profit dollars per unit increased modestly in fiscal 2006. The improvement was primarily the result of improved penetration in sales of extended service plans, which have no associated cost of sales, and the growth in service profits. The service department, which is the only category within other sales and revenues that has an associated cost of sales, reported higher profits reflecting the greater overhead expense absorption provided by the higher vehicle sales and reconditioning volumes.

Fiscal 2005 Versus Fiscal 2004. The decline in other gross profit dollars per unit in fiscal 2005 resulted from a combination of factors, including a decrease in service profits, the rollout of the subprime lender, and the elimination of appraisal purchase processing fees as part of the new in-store appraisal strategy. Service profits declined in fiscal 2005, reflecting, in part, the slower used vehicle sales pace and the associated deleveraging of service and reconditioning overhead costs. Third-party finance fees also declined in fiscal 2005, reflecting the discount at which our subprime lender purchases automobile loans, which more than offset the growth in fees received from our other third-party lenders.

CarMax Auto Finance Income

CAF provides prime automobile financing for our used and new car sales. Because the purchase of an automobile is traditionally reliant on the consumer's ability to obtain on-the-spot financing, it is important to our business that such financing be available to creditworthy customers. While financing can also be obtained from third-party sources, we believe that total reliance on third parties can create an unacceptable volatility and business risk. Furthermore, we believe that our processes and systems, the transparency of our pricing, and our vehicle quality provide a unique and ideal environment in which to procure high-quality automobile loan receivables, both for CAF and for third-party lenders. CAF provides us the opportunity to capture additional profits and cash flows from automobile loan receivables while managing our reliance on third-party finance sources.

	Years Ended February 28 or 29					
(In millions)	2006	%	2005	%	2004	%
Total gain income [1]	**$ 77.1**	**4.1**	$ 58.3	3.8	$ 65.1	4.7
Other CAF income [2]:						
Servicing fee income	**27.6**	**1.0**	24.7	1.0	21.8	1.0
Interest income	**21.4**	**0.8**	19.0	0.8	16.0	0.8
Total other CAF income	**49.0**	**1.8**	43.7	1.8	37.8	1.8
Direct CAF expenses [2]:						
CAF payroll and fringe benefit expense	**10.3**	**0.4**	9.0	0.4	8.2	0.4
Other direct CAF expenses	**11.5**	**0.4**	10.3	0.4	9.7	0.5
Total direct CAF expenses	**21.8**	**0.8**	19.3	0.8	17.9	0.9
CarMax Auto Finance income [3]	**$ 104.3**	**1.7**	$ 82.7	1.6	$ 85.0	1.8
Total loans sold	**$1,887.5**		$1,534.8		$1,390.2	
Average managed receivables	**$2,657.7**		$2,383.6		$2,099.4	
Ending managed receivables	**$2,772.5**		$2,494.9		$2,248.6	
Total net sales and operating revenues	**$6,260.0**		$5,260.3		$4,597.7	

Percent columns indicate:

(1) *Percent of loans sold.*

(2) *Percent of average managed receivables.*

(3) *Percent of total net sales and operating revenues.*

CAF income does not include any allocation of indirect costs or income. We present this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to this operation. Examples of indirect costs not included are retail store expenses, retail financing commissions, and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll.

CAF originates automobile loans to qualified customers at competitive market rates of interest. The majority of the profit contribution from CAF is generated by the spread between the interest rates charged to customers and the related cost of funds. Substantially all of the loans originated by CAF are sold in securitization transactions. A gain, recorded at the time of securitization, results from recording a receivable approximately equal to the present value of the expected residual cash flows generated by the securitized receivables. In a normalized environment, we expect the gains on loans originated and sold as a percent of loans originated and sold (the "gain spread") to be in the range of 3.5% to 4.5%.

The reported gains on sales of loans in fiscal 2006 and fiscal 2005 also included the effects of valuation adjustments, new public securitizations, and the repurchase and resale of receivables in existing public securitizations. The following table provides information on the aggregate effect of these items on gain income, loans sold, and gain spread.

GAIN INCOME AND LOANS SOLD

(In millions)	Years Ended February 28 or 29 2006	2005	2004
Gains on sales of loans originated and sold	**$ 61.9**	$ 54.9	$ 66.4
Other gain income (loss)	**15.2**	3.3	(1.3)
Total gain income	**$ 77.1**	$ 58.3	$ 65.1
Loans originated and sold	**$1,792.6**	$1,483.8	$1,390.2
Receivables repurchased from public securitizations and resold	**94.8**	51.0	–
Total loans sold	**$1,887.5**	$1,534.8	$1,390.2
Gain percentage on loans originated and sold	**3.5%**	3.7%	4.8%
Total gain income as a percentage of total loans sold	**4.1%**	3.8%	4.7%

Fiscal 2006 Versus Fiscal 2005. CAF income rose 26% to $104.3 million in fiscal 2006. The fiscal 2006 total gain income benefited from the growth in retail vehicle sales, $0.06 per share of favorable valuation adjustments, $0.02 per share of favorable effects from new public securitizations completed during the year, and $0.01 per share from the repurchase and resale of receivables in existing public securitizations. In fiscal 2005, CAF's gains on sales of loans included a benefit of $0.01 per share resulting from a favorable valuation adjustment and $0.01 per share from the repurchase and resale of receivables in existing public securitizations. The increases in other CAF income and direct CAF expenses in fiscal 2006 were proportionate to the growth in managed receivables during the year.

The $0.06 per share of favorable valuation adjustments in fiscal 2006 and $0.01 per share of favorable valuation adjustments in fiscal 2005 resulted primarily from lowering the loss rate assumptions on pools of previously securitized receivables. These pools of receivables experienced loss rates lower than our initial expectations, reflecting the implementation of a new credit scorecard in fiscal 2003, operating efficiencies resulting from system enhancements, and a favorable economic environment. The $0.02 per share favorable effect of new public securitizations in fiscal 2006 resulted from the refinancing of receivables from the warehouse facility into three new public securitizations.

The company's public securitizations typically contain an option to repurchase the securitized receivables when the outstanding balance in a pool of automobile loan receivables falls below 10% of the original pool balance. The company exercised this option twice in fiscal 2006 and once in fiscal 2005. All eligible receivables were subsequently resold into the warehouse facility. In each year, the remaining receivables carried relatively high interest rates that, combined with the relatively low short-term funding costs, resulted in an earnings benefit of approximately $0.01 per share.

In future years, the effect of refinancing, repurchase, and resale activity could be favorable or unfavorable depending on the securitization structure and market conditions at the transaction date.

Fiscal 2005 Versus Fiscal 2004. CAF income declined 3% to $82.7 million in fiscal 2005, primarily reflecting the decline in the gain spread to 3.7% in fiscal 2005 from 4.8% in fiscal 2004. As anticipated, this decrease in CAF income resulted primarily from a return to more normal gain spread levels, as CAF's cost of funds increased more rapidly than consumer loan rates during fiscal 2005. During the first half of fiscal 2004, we benefited from higher-than-normal gain spreads resulting from consumer loan rates falling more slowly than our cost of funds. In fiscal 2005, the increases in other CAF income and direct CAF expenses were proportionate to the increase in managed receivables during the year.

PAST DUE ACCOUNT INFORMATION

(In millions)	As of February 28 or 29 2006	2005	2004
Loans securitized	$2,710.4	$2,427.2	$2,200.4
Loans held for sale or investment	62.0	67.7	48.2
Ending managed receivables	$2,772.5	$2,494.9	$2,248.6
Accounts 31+ days past due	$ 37.4	$ 31.1	$ 31.4
Past due accounts as a percentage of ending managed receivables	1.35%	1.24%	1.40%

CREDIT LOSS INFORMATION

(In millions)	Years Ended February 28 or 29 2006	2005	2004
Net credit losses on managed receivables	$ 18.4	$ 19.5	$ 21.1
Average managed receivables	$2,657.7	$2,383.6	$2,099.4
Net credit losses as a percentage of average managed receivables	0.69%	0.82%	1.01%
Recovery rate	51%	46%	42%

We are at risk for the performance of the managed securitized receivables to the extent of our retained interest in the receivables. If the managed receivables do not perform in accordance with the assumptions used in determining the fair value of the retained interest, our earnings could be impacted. We believe the decreases in net credit losses as a percentage of average managed receivables in fiscal 2006 and fiscal 2005 were due to a combination of factors, including improved general economic conditions, the implementation of a new credit scorecard in fiscal 2003, operational efficiencies resulting from system enhancements, and improved recovery rates. This improved net credit loss performance was reflected in the favorable adjustments to our loss rate assumptions recorded in fiscal 2006 and fiscal 2005. The recovery rate represents the average percentage of the outstanding principal balance CarMax receives when a vehicle is repossessed or surrendered by the customer and sold at wholesale auction. We believe the improvements in the recovery rate reflect the effects of the strengthening wholesale market pricing environment through fiscal 2005 and fiscal 2006.

Selling, General, and Administrative Expenses

Fiscal 2006 Versus Fiscal 2005. The SG&A ratio was 10.4% in both fiscal 2006 and fiscal 2005. The moderate rate of increase in comparable store used unit sales in fiscal 2006 was not sufficient to provide SG&A leverage. The increase in the percentage of our store base that is comprised of newer stores not yet at basic maturity, which generally occurs in the fifth year of operation, also was a contributing factor. Newer stores typically experience higher SG&A ratios during their first four years of operation. On average, 45% of our stores were less than four years old in fiscal 2006 compared with 37% in fiscal 2005. Costs associated with the launch of market-wide television advertising in Los Angeles in fiscal 2006 and the lower-than-normal corporate bonus expense in fiscal 2005 also precluded SG&A leverage.

Fiscal 2005 Versus Fiscal 2004. The SG&A ratio increased to 10.4% in fiscal 2005 from 10.2% in fiscal 2004. The fiscal 2005 SG&A ratio was adversely affected by the deleveraging impact of lower comparable store unit sales experienced in the first half of the fiscal year, the increase in the percentage of our store base comprised of stores not yet at basic maturity, and modestly higher operating expenses associated with being a standalone company following the fiscal 2003 separation from Circuit City Stores, Inc. On average, 37% of our stores were less than four years old in fiscal 2005 compared with 30% in fiscal 2004. We estimate standalone costs were approximately $3 million to $4 million higher in fiscal 2005 than in fiscal 2004 because of the termination of certain transition services previously provided by Circuit City Stores, Inc.

Income Taxes

The effective income tax rate was 38.3% in fiscal 2006, 38.8% in fiscal 2005, and 38.5% in fiscal 2004. The fiscal 2006 decrease resulted primarily from a legal entity reorganization in the fourth quarter of fiscal 2005. The company created a centralized corporate management entity in an effort to obtain operational, legal, and other benefits that also resulted in state tax efficiencies. The fiscal 2005 increase resulted from geographic expansion into states with higher income tax rates, including having a larger percentage of stores located in unitary tax states.

OPERATIONS OUTLOOK

Store Openings and Capital Expenditures

During the fiscal year ending February 28, 2007, we plan to expand our used car superstore base by approximately 16%, opening approximately 11 used car superstores, consisting of an approximately equal mix of standard and satellite superstores.

FISCAL 2007 PLANNED SUPERSTORE OPENINGS

		Standard Superstores	Satellite Superstores	Total Superstores
Hartford/New Haven, Conn.	New mid-sized market	1	1	2
Columbus, Ohio	New mid-sized market	1	1	2
Oklahoma City, Okla.	New mid-sized market	1	–	1
Los Angeles, Calif.	Existing large market	–	1	1
Charlottesville, Va.	New small market	–	1	1
Fredericksburg, Va.[1]	Existing large market	1	–	1
Austin, Tex.	Existing mid-sized market	–	1	1
Charlotte, N.C.	Existing mid-sized market	1	–	1
Fresno, Calif.	New mid-sized market	1	–	1
Total planned openings		6	5	11

(1) *Part of the Washington, D.C. television market.*

We expect to open approximately four stores in the first quarter of fiscal 2007, two stores late in the third quarter, and five stores in the fourth quarter. Given their timing, we expect little, if any, contribution to fiscal 2007 sales and profits from the stores scheduled to open in the fourth quarter. In addition, normal construction, permitting, or other scheduling delays could shift the opening dates of any of these stores into fiscal 2008.

With an estimated television viewing population of approximately 185,000, Charlottesville, Va., represents our first entry into a small market. We will be adjusting our store footprint, inventory, and our staffing model in this store, as a result of the smaller overall sales opportunities provided by this market. This store's performance over the next few years will help us better understand our longer-term opportunities in small markets.

In May 2006, we opened our first "CarMax Car Buying Center," which is in the Atlanta market in a major automotive retail center not currently served by CarMax. The store is staffed with CarMax buyers, who conduct appraisals and purchase vehicles on site using the same processes and systems utilized in our used car superstores. We do not sell cars at this store. This test store is part of our long-term program to increase both appraisal traffic and retail vehicle sourcing self-sufficiency.

We estimate gross capital expenditures will total approximately $300 million in fiscal 2007. Planned expenditures primarily relate to new store construction and land purchases associated with future year store openings. Compared with fiscal 2006, the increase in estimated fiscal 2007 capital spending primarily reflects a higher level of real estate purchases for store development in future years, as well as the timing of construction activities.

Fiscal 2007 Expectations

The fiscal 2007 expectations discussed below are based on historical and current trends in our business and should be read in conjunction with the "Cautionary Information About Forward-Looking Statements" section of this MD&A.

Fiscal 2007 Sales. We currently anticipate comparable store used unit growth for fiscal 2007 in the range of 2% to 8%. The width of the range reflects the uncertainty of the current market environment. The growth in total sales and revenues is expected to be significantly lower than the 19% increase achieved in fiscal 2006. This decrease reflects the difference in store opening patterns. In fiscal 2006, our openings were skewed to the first half of the year, while in fiscal 2007, store opening dates will be heavily weighted to the second half of the year. In addition, we do not expect our wholesale sales to repeat the exceptional performance achieved in fiscal 2006.

Accounting for Stock-Based Compensation. Effective March 1, 2006, we adopted SFAS No. 123 (Revised 2004), "Share-Based Payment," which modifies SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123(R) requires that all stock-based compensation, including employee stock options, be accounted for using a fair-value-based method. The effect of the adoption of this accounting change on our fiscal 2007 diluted earnings per share is expected to be a reduction of approximately $0.18 to $0.20. As required by SFAS No. 123(R), this estimate includes expensing all outstanding unvested options held by our retiring chief executive officer, as well as accelerated recognition of stock-based compensation expense of new options for associates who will reach retirement eligibility earlier than the end of the stated vesting period. The estimate does not include any expense that may result from an additional equity grant, if any, issued to a new chief executive officer. SFAS No. 123(R) will be adopted on a modified retrospective basis and results for prior periods will be restated, enhancing comparability. Prior period restatements will reflect compensation costs in the amounts previously reported in the pro forma footnote disclosures under the provisions of SFAS No. 123. The effect of the restatement on fiscal 2006 results is estimated to be a $0.12 reduction from $1.39 to $1.27 in diluted earnings per share.

Fiscal 2007 Earnings Per Share. Excluding the estimated effect of expensing stock-based compensation, we expect fiscal 2007 earnings per share in the range of $1.45 to $1.65, representing EPS growth in the range of 4% to 19%. Including the estimated expense for stock-based compensation, but excluding any expense from an additional equity grant, if any, for a new chief executive officer, we expect fiscal 2007 earnings per share in the range of $1.25 to $1.47, reflecting EPS performance in the range of (2)% to 16%. This expectation recognizes estimated stock-based compensation expense of $0.12 for fiscal 2006 and approximately $0.18 to $0.20 for fiscal 2007. Excluding the $0.09 of favorable CAF items in fiscal 2006 and including the estimated expense for stock-based compensation, earnings per share growth would be in the range of 6% to 25%.

We expect modest improvement in used vehicle gross profit dollars per unit as wholesale pricing moderates. During the first half of fiscal 2007, we expect wholesale gross profit dollars per unit to increase and wholesale sales to grow at approximately the same rate as our retail sales. During the third quarter, we expect wholesale sales to continue to grow, but gross margins to moderate in comparison to the unusual circumstances in the third quarter of fiscal 2006. In the fourth quarter, we expect both wholesale sales growth and margins to moderate. Overall, we expect wholesale sales and gross profit to increase in line with used retail sales growth.

We expect a slight decline in CAF income due to the $0.09 per share of favorable CAF items reported in fiscal 2006. CAF gain spreads are expected to be at the low end of our normalized 3.5% to 4.5% range in the first half of fiscal 2007. The gain spread could improve modestly in the second half of the year, depending on interest rate trends and other economic factors.

If we perform at or above the mid-point of our range of expected comparable store used unit sales, we expect a modest amount of SG&A leverage in fiscal 2007, including an expected increase in costs of approximately $5 million associated with moving our data center, and excluding expenses related to stock-based compensation. We expect our effective tax rate for fiscal 2007 will be similar to the fiscal 2006 rate.

RECENT ACCOUNTING PRONOUNCEMENTS

For a discussion of recent accounting pronouncements applicable to the company, see Note 15 to the company's consolidated financial statements.

FINANCIAL CONDITION

Operating Activities

We generated net cash from operating activities of $122.3 million in fiscal 2006, $45.7 million in fiscal 2005, and $147.0 million in fiscal 2004. The $76.6 million improvement in cash generated from operating activities in fiscal 2006 compared with fiscal 2005 primarily reflected the $35.2 million increase in net earnings and a $39.9 million reduction in the year-over-year growth in current assets other than cash. The increase in inventories in both years reflected the growth in total vehicle inventories resulting from the expansion of our store base. The $101.2 million decline in cash generated from operating activities in fiscal 2005 compared with fiscal 2004 primarily reflected a $110.9 million increase in the year-over-year growth in inventories. Inventory levels were similar at the beginning and the end of fiscal 2004, reflecting a higher-than-normal inventory balance at the beginning of the year and the disposal of four new car franchises, which together offset the growth in inventory associated with store openings.

The aggregate principal amount of automobile loan receivables funded through securitizations, which are discussed in Notes 3 and 4 to the company's consolidated financial statements, totaled $2.71 billion at February 28, 2006, $2.43 billion at February 28, 2005, and $2.20 billion at February 29, 2004. During fiscal 2006, we completed three public automobile securitizations totaling $1.59 billion. At February 28, 2006, the warehouse facility limit was $825.0 million and unused warehouse capacity totaled $241.0 million. The warehouse facility matures in July 2006. Note 4 to the company's consolidated financial statements includes a discussion of the warehouse facility. We anticipate that we will be able to renew, expand, or enter into new securitization arrangements to meet the future needs of the automobile finance operation.

Investing Activities

Net cash used in investing activities was $116.1 million in fiscal 2006, $141.1 million in fiscal 2005, and $73.8 million in fiscal 2004. Capital expenditures were $194.4 million in fiscal 2006, $230.1 million in fiscal 2005, and $181.3 million in fiscal 2004. In addition to store construction costs, capital expenditures for all three years included the cost of land acquired for future year store openings and costs associated with our new home office, which was completed in October 2005. Compared with fiscal 2005, the decline in capital spending in fiscal 2006 primarily reflects fewer real estate purchases for store development in future years. Several of the store sites added in fiscal 2006 were acquired pursuant to long-term leases, as opposed to purchases.

Capital expenditures are funded through internally generated funds, short- and long-term debt, and sale-leaseback transactions. Net proceeds from the sales of assets totaled $78.3 million in fiscal 2006, $89.0 million in fiscal 2005, and $107.5 million in fiscal 2004. The majority of the sale proceeds relate to sale-leaseback transactions. In fiscal 2006, we entered into sale-leaseback transactions involving five superstores valued at $72.7 million. In fiscal 2005, we entered into sale-leaseback transactions involving seven superstores valued at approximately $84.0 million. In fiscal 2004, we entered into sale-leaseback transactions involving nine superstores valued at approximately $107.0 million. These transactions were structured with initial lease terms of either 15 or 20 years with four, five-year renewal options. At February 28, 2006, we owned ten superstores currently in operation, as well as the company's home office in Richmond, Virginia. In addition, six store facilities were accounted for as capital leases.

Financing Activities

Net cash used in financing activities was $1.6 million in fiscal 2006, while net cash provided by financing activities was $63.8 million in fiscal 2005. In fiscal 2004, net cash used in financing activities was $47.6 million. In fiscal 2006, we used cash generated from operations to reduce total debt by $6.8 million. In fiscal 2005, we increased total debt by $60.2 million primarily to fund increased inventory. In fiscal 2004, we used cash generated from operations to reduce total outstanding debt by $51.6 million.

In August 2005, we entered into a new, four-year $450 million revolving credit facility secured by vehicle inventory. Concurrently, we terminated our existing $300 million credit agreement. Borrowings under the new credit facility are available for working capital and general corporate purposes, and represent senior secured indebtedness of the company. All outstanding principal amounts borrowed under the credit facility will be due and payable in August 2009. The aggregate borrowing limit includes a $25 million limit on new vehicle swing line loans, a $25 million limit on other swing line loans, and a $30 million limit on standby letters of credit. Borrowings on each of the swing lines are due on demand and must be repaid monthly or refinanced through other committed borrowings under the credit agreement.

As of February 28, 2006, $159.3 million was outstanding under the credit facility, with the remainder fully available to the company. The outstanding balance included $0.5 million of swing line loans classified as short-term debt, $58.8 million classified as current portion of long-term debt, and $100.0 million classified as long-term debt. The determination of the amount classified as long-term debt was based on management's intent as to that portion expected to remain outstanding for more than one year from the balance sheet date.

We expect that cash generated by operations; proceeds from securitization transactions; and, if needed, additional debt and sale-leaseback transactions will be sufficient to fund capital expenditures and working capital for the foreseeable future.

CONTRACTUAL OBLIGATIONS

	As of February 28, 2006				
(In millions)	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Revolving credit agreement	$ 159.3	$ 59.3	$ –	$100.0	$ –
Capital leases [1]	71.5	4.5	8.9	9.4	48.7
Operating leases [1]	982.2	68.6	138.6	141.1	633.9
Purchase obligations [2]	76.7	47.7	15.9	12.0	1.1
Total	$1,289.7	$180.1	$163.4	$262.5	$683.7

[1] *See Note 12 to the company's consolidated financial statements.*

[2] *Purchase obligations include certain enforceable and legally binding obligations related to the purchase of real property, third-party outsourcing services, and certain automotive reconditioning products.*

Off-Balance Sheet Arrangements

CAF provides prime automobile financing for our used and new car sales. We use a securitization program to fund substantially all of the automobile loan receivables originated by CAF. We sell the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. This program is referred to as the warehouse facility.

We routinely use public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust.

Additional information regarding the nature, business purposes, and importance of our off-balance sheet arrangement to our liquidity and capital resources can be found in the CarMax Auto Finance Income, Financial Condition, and Market Risk sections of this MD&A, as well as in Notes 3 and 4 to the company's consolidated financial statements.

MARKET RISK

Automobile Installment Loan Receivables

At February 28, 2006, and February 28, 2005, all loans in the portfolio of automobile loan receivables were fixed-rate installment loans. Financing for these automobile loan receivables is achieved through asset securitization programs that, in turn, issue both fixed- and floating-rate securities. Interest rate exposure relating to floating-rate securitizations is managed through the use of interest rate swaps. Receivables held for investment or sale are financed with working capital. Generally, changes in interest rates associated with underlying swaps will not have a material impact on earnings. However, changes in interest rates associated with underlying swaps may have a material impact on cash and cash flows.

Credit risk is the exposure to nonperformance of another party to an agreement. Credit risk is mitigated by dealing with highly rated bank counterparties. The market and credit risks associated with financial derivatives are similar to those relating to other types of financial instruments. Refer to Note 5 to the company's consolidated financial statements for a description of these items.

COMPOSITION OF AUTOMOBILE LOAN RECEIVABLES

(In millions)	As of February 28 2006	2005
Principal amount of:		
Fixed-rate securitizations	**$2,126.4**	$1,764.7
Floating-rate securitizations synthetically altered to fixed	**584.0**	662.1
Floating-rate securitizations	**–**	0.4
Held for investment [1]	**57.9**	45.5
Held for sale [2]	**4.1**	22.2
Total	**$2,772.5**	$2,494.9

[1] *The majority is held by a bankruptcy-remote special purpose entity.*
[2] *Held by a bankruptcy-remote special purpose entity.*

Interest Rate Exposure

We also have interest rate risk from changing interest rates related to our outstanding debt. Substantially all of the debt is floating-rate debt based on LIBOR. A 100-basis point increase in market interest rates would have decreased our fiscal 2006 net earnings per share by less than $0.01.

CAUTIONARY INFORMATION ABOUT FORWARD-LOOKING STATEMENTS

The company cautions readers that the statements contained herein regarding the company's future business plans, operations, opportunities, or prospects, including without limitation any statements or factors regarding management's expectations for fiscal 2007 and beyond, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon management's current knowledge and assumptions about future events and involve risks and uncertainties that could cause actual results to differ materially from anticipated results. Among the factors that could cause actual results and outcomes to differ materially from those contained in the forward-looking statements are the following: changes in the general U.S. or regional U.S. economy; intense competition within the company's industry; significant changes in retail prices for used and new vehicles; a reduction in the availability or the company's access to sources of inventory; the significant loss of key employees from the company's store, regional, and corporate management teams; the efficient operation of the company's information systems; changes in the availability or cost of capital and working capital financing; the company's ability to acquire suitable real estate; the occurrence of adverse weather events; seasonal fluctuations in the company's business; the geographic concentration of the company's superstores; the regulatory environment in which the company operates; the effect of various litigation matters; the effect of new accounting requirements or changes to generally accepted accounting principles; and the occurrence of certain other material events. For more details on factors that could affect expectations, see the company's Annual Report on Form 10-K for the fiscal year ended February 28, 2006, and its quarterly or current reports as filed with or furnished to the Securities and Exchange Commission.

(In thousands except per share data)	2006	%[1]	2005	%[1]	2004	%[1]
	Years Ended February 28 or 29					
SALES AND OPERATING REVENUES:						
Used vehicle sales	**$4,771,325**	**76.2**	$3,997,218	76.0	$3,470,615	75.5
New vehicle sales	**502,805**	**8.0**	492,054	9.4	515,383	11.2
Wholesale vehicle sales	**778,268**	**12.4**	589,704	11.2	440,571	9.6
Other sales and revenues	**207,569**	**3.3**	181,286	3.4	171,122	3.7
NET SALES AND OPERATING REVENUES	**6,259,967**	**100.0**	5,260,262	100.0	4,597,691	100.0
Cost of sales	**5,469,253**	**87.4**	4,610,066	87.6	4,026,803	87.6
GROSS PROFIT	**790,714**	**12.6**	650,196	12.4	570,888	12.4
CARMAX AUTO FINANCE INCOME	**104,327**	**1.7**	82,656	1.6	84,963	1.8
Selling, general, and administrative expenses	**651,988**	**10.4**	546,577	10.4	468,374	10.2
Gain on franchise dispositions, net	**–**	**–**	633	–	2,327	0.1
Interest expense	**4,093**	**0.1**	2,806	0.1	1,137	–
Interest income	**1,023**	**–**	421	–	683	–
Earnings before income taxes	**239,983**	**3.8**	184,523	3.5	189,350	4.1
Provision for income taxes	**91,928**	**1.5**	71,595	1.4	72,900	1.6
NET EARNINGS	**$ 148,055**	**2.4**	$ 112,928	2.1	$ 116,450	2.5
Weighted average common shares:						
Basic	**104,635**		104,036		103,503	
Diluted	**106,344**		105,779		105,628	
NET EARNINGS PER SHARE:						
Basic	**$ 1.41**		$ 1.09		$ 1.13	
Diluted	**$ 1.39**		$ 1.07		$ 1.10	

[1] *Percents are calculated as a percentage of net sales and operating revenues and may not equal totals due to rounding.*

See accompanying notes to consolidated financial statements.

(In thousands except share data)	At February 28 2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 21,759**	$ 17,124
Accounts receivable, net	**76,621**	76,167
Automobile loan receivables held for sale	**4,139**	22,152
Retained interest in securitized receivables	**158,308**	147,963
Inventory	**669,700**	576,567
Prepaid expenses and other current assets	**11,211**	13,008
TOTAL CURRENT ASSETS	**941,738**	852,981
Property and equipment, net	**499,298**	406,301
Deferred income taxes	**4,211**	–
Other assets	**44,000**	33,731
TOTAL ASSETS	**$1,489,247**	$1,293,013
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 188,614**	$ 170,646
Accrued expenses and other current liabilities	**85,316**	65,664
Accrued income taxes	**5,598**	1,179
Deferred income taxes	**23,562**	26,315
Short-term debt	**463**	65,197
Current portion of long-term debt	**59,762**	330
TOTAL CURRENT LIABILITIES	**363,315**	329,331
Long-term debt, excluding current portion	**134,787**	128,419
Deferred revenue and other liabilities	**31,407**	29,260
Deferred income taxes	**–**	5,027
TOTAL LIABILITIES	**529,509**	492,037
Commitments and contingent liabilities		
SHAREHOLDERS' EQUITY:		
Common stock, $0.50 par value; 350,000,000 shares authorized; 104,954,983 and 104,303,375 shares issued and outstanding at February 28, 2006 and 2005, respectively	**52,477**	52,152
Capital in excess of par value	**499,546**	489,164
Retained earnings	**407,715**	259,660
TOTAL SHAREHOLDERS' EQUITY	**959,738**	800,976
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$1,489,247**	$1,293,013

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended February 28 or 29 2006	2005	2004
OPERATING ACTIVITIES:			
Net earnings	**$148,055**	$112,928	$116,450
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**26,692**	20,145	16,181
Amortization of restricted stock awards	**54**	108	122
Gain on disposition of assets	**(764)**	(1,486)	(1,462)
Provision for deferred income taxes	**(11,991)**	(1,184)	(1,298)
Changes in operating assets and liabilities:			
Increase in accounts receivable, net	**(454)**	(3,809)	(15,909)
Decrease (increase) in automobile loan receivables held for sale, net	**18,013**	(3,371)	(15,202)
Increase in retained interest in securitized receivables	**(10,345)**	(1,975)	(10,972)
(Increase) decrease in inventory	**(93,133)**	(110,506)	389
Decrease (increase) in prepaid expenses and other current assets	**1,797**	(4,358)	3,986
(Increase) decrease in other assets	**(5,975)**	1,042	3,147
Increase in accounts payable, accrued expenses and other current liabilities, and accrued income taxes	**47,461**	35,876	48,570
Increase in deferred revenue and other liabilities	**2,885**	2,326	2,962
NET CASH PROVIDED BY OPERATING ACTIVITIES	**122,295**	45,736	146,964
INVESTING ACTIVITIES:			
Capital expenditures	**(194,433)**	(230,080)	(181,338)
Proceeds from sales of assets	**78,340**	88,999	107,493
NET CASH USED IN INVESTING ACTIVITIES	**(116,093)**	(141,081)	(73,845)
FINANCING ACTIVITIES:			
(Decrease) increase in short-term debt, net	**(64,734)**	60,751	(51,605)
Issuance of long-term debt	**174,929**	–	–
Payments on long-term debt	**(116,993)**	(509)	–
Issuances of equity through stock incentive plans	**6,035**	4,306	4,613
Purchases of shares for employee stock purchase plan	**(804)**	(747)	(599)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(1,567)**	63,801	(47,591)
Increase (decrease) in cash and cash equivalents	**4,635**	(31,544)	25,528
Cash and cash equivalents at beginning of year	**17,124**	48,668	23,140
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 21,759**	$ 17,124	$ 48,668
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	**$ 7,928**	$ 5,726	$ 4,695
Income taxes	**$ 94,112**	$ 72,022	$ 59,987
Noncash investing and financing activities:			
Asset acquisitions from capitalization of leases	**$ 7,864**	$ 29,258	$ –
Long-term debt obligations from capitalization of leases	**$ 7,864**	$ 29,258	$ –

See accompanying notes to consolidated financial statements.

(In thousands)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
BALANCE AT FEBRUARY 28, 2003	103,083	$51,542	$472,745	$ 30,282	$554,569
Net earnings	–	–	–	116,450	116,450
Exercise of common stock options	693	346	4,176	–	4,522
Shares purchased for employee stock purchase plan	–	–	(599)	–	(599)
Shares issued under stock incentive plans	3	2	95	–	97
Shares cancelled upon reacquisition by the company	(1)	(1)	(13)	–	(14)
Tax benefit from stock issued	–	–	5,598	–	5,598
Unearned compensation–restricted stock	–	–	130	–	130
BALANCE AT FEBRUARY 29, 2004	103,778	51,889	482,132	146,732	680,753
Net earnings	–	–	–	112,928	112,928
Exercise of common stock options	522	262	3,955	–	4,217
Shares purchased for employee stock purchase plan	–	–	(747)	–	(747)
Shares issued under stock incentive plans	4	2	88	–	90
Shares cancelled upon reacquisition by the company	(1)	(1)	(16)	–	(17)
Tax benefit from stock issued	–	–	3,628	–	3,628
Unearned compensation–restricted stock	–	–	124	–	124
BALANCE AT FEBRUARY 28, 2005	104,303	52,152	489,164	259,660	800,976
Net earnings	–	–	–	148,055	148,055
Exercise of common stock options	651	325	5,620	–	5,945
Shares purchased for employee stock purchase plan	–	–	(804)	–	(804)
Shares issued under stock incentive plans	3	1	88	–	89
Shares cancelled upon reacquisition by the company	(2)	(1)	(12)	–	(13)
Tax benefit from stock issued	–	–	5,422	–	5,422
Unearned compensation–restricted stock	–	–	68	–	68
BALANCE AT FEBRUARY 28, 2006	**104,955**	**$52,477**	**$499,546**	**$407,715**	**$959,738**

See accompanying notes to consolidated financial statements.

1 BUSINESS AND BACKGROUND

CarMax, Inc. ("CarMax" and "the company"), including its wholly owned subsidiaries, is the largest retailer of used vehicles in the United States. CarMax was the first used vehicle retailer to offer a large selection of quality used vehicles at low, "no-haggle" prices using a customer-friendly sales process in an attractive, modern sales facility. CarMax also sells new vehicles under various franchise agreements. CarMax provides its customers with a full range of related services, including the financing of vehicle purchases through its own finance operation, CarMax Auto Finance ("CAF"), and third-party lenders; the sale of extended service plans; the appraisal and purchase of vehicles directly from consumers; and vehicle repair service. Vehicles purchased through the appraisal process that do not meet CarMax's retail standards are sold at on-site wholesale auctions.

CarMax was formerly a subsidiary of Circuit City Stores, Inc. ("Circuit City"). On October 1, 2002, the CarMax business was separated from Circuit City through a tax-free transaction. As a result of the separation, all of the businesses, assets, and liabilities of the CarMax business are held in CarMax, Inc., an independent, separately traded public company.

At the separation date, Circuit City and CarMax executed a transition services agreement and a tax allocation agreement. At the end of fiscal 2006, the only significant service provided by Circuit City to CarMax under the transition services agreement pertained to the operation of the company's data center. The tax allocation agreement provided that the preseparation taxes attributable to the business of each party would be borne solely by that party.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of Presentation and Use of Estimates

The consolidated financial statements include the accounts of CarMax and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(B) Cash and Cash Equivalents

Cash equivalents of $6.0 million at February 28, 2006, and February 28, 2005, consisted of highly liquid investments with original maturities of three months or less.

(C) Securitizations

The transfers of receivables associated with the company's automobile loan securitization program are accounted for as sales in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The company retains an interest in the automobile loan receivables that it securitizes. The retained interest presented on the company's consolidated balance sheets includes the present value of the expected residual cash flows generated by the securitized receivables, various reserve accounts, and an undivided ownership interest in securitized receivables. The retained interest is carried at fair value, and changes in fair value are included in earnings. See Notes 3 and 4 for additional discussion of securitizations.

(D) Fair Value of Financial Instruments

Due to the short-term nature and/or variable rates associated with these financial instruments, the carrying value of the company's cash and cash equivalents, receivables including automobile loan receivables, accounts payable, short-term debt, and long-term debt approximates fair value. The company's retained interest in securitized receivables and derivative financial instruments are recorded on the consolidated balance sheets at fair value.

(E) Trade Accounts Receivable

Trade accounts receivable, net of an allowance for doubtful accounts, include certain amounts due from finance companies and customers, as well as from manufacturers for incentives and warranty reimbursements, and for other miscellaneous receivables. The estimate for doubtful accounts is based on historical experience and trends.

(F) Inventory

Inventory is comprised primarily of vehicles held for sale or undergoing reconditioning and is stated at the lower of cost or market. Vehicle inventory cost is determined by specific identification. Parts and labor used to recondition vehicles, as well as transportation and other incremental expenses associated with acquiring and reconditioning vehicles, are included in inventory. Certain manufacturer incentives and rebates for new car inventory, including holdbacks, are recognized as a reduction to new car inventory when CarMax purchases the vehicles. Volume-based incentives are recognized as a reduction to cost of sales when achievement of qualifying sales volumes is determined to be probable.

(G) Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the shorter of the asset's estimated useful life or the lease term, if applicable. Property held under capital lease is stated at the lower of the present value of the future minimum lease payments at the inception of the lease or fair value. Amortization of capital lease assets is computed on a straight-line basis over the shorter of the initial lease term or the estimated useful life of the asset and is included in depreciation expense. Costs incurred during new store construction are capitalized as construction in progress and reclassified to the appropriate fixed asset category when the store opens.

ESTIMATED USEFUL LIVES

	Life
Buildings	25–40 years
Capital leases	10–20 years
Leasehold improvements	8–15 years
Furniture, fixtures, and equipment	5–15 years

The company reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable. Impairment is recognized when the sum of undiscounted estimated future cash flows expected to result from the use of the asset is less than the carrying value.

(H) Other Assets

Computer Software Costs

External direct costs of materials and services used in the development of internal-use software and payroll and payroll-related costs for employees directly involved in the development of internal-use software are capitalized. Amounts capitalized are amortized on a straight-line basis over five years.

Goodwill and Intangible Assets

The company reviews goodwill and intangible assets for impairment annually or when circumstances indicate the carrying amount may not be recoverable. No impairment of goodwill or intangible assets resulted from the annual impairment tests in fiscal 2006 or fiscal 2005.

Restricted Cash Deposits

Included in other assets at February 28, 2006, and February 28, 2005, were restricted cash deposits of $17.7 million and $12.0 million, respectively, which were associated with certain insurance deductibles. Restricted cash deposits were previously reported in Cash and Cash Equivalents.

(I) Defined Benefit Plan Obligations

Defined benefit retirement plan obligations are included in accrued expenses and other current liabilities on the company's consolidated balance sheets. The defined benefit retirement plan obligations are determined by independent actuaries using a number of assumptions provided by the company. Key assumptions used in measuring the plan obligations include the discount rate, the estimated rate of salary increases, and the estimated future return on plan assets.

(J) Insurance Liabilities

Insurance liabilities are included in accrued expenses and other current liabilities on the company's consolidated balance sheets. The company uses a combination of insurance and self-insurance for a number of risks including workers' compensation, general liability, and employee-related health care benefits, a portion of which is paid by associates. Estimated insurance liabilities are determined by considering historical claims experience, demographic factors, and other actuarial assumptions.

(K) Store Opening Expenses

Costs related to store openings, including preopening costs, are expensed as incurred.

(L) Income Taxes

The company files a consolidated federal income tax return for a majority of its subsidiaries. Certain subsidiaries are required to file separate partnership or corporate federal income tax returns. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes, measured by applying currently enacted tax laws. A deferred tax asset is recognized if it is more likely than not that a benefit will be realized. Changes in tax laws and tax rates are reflected in the income tax provision in the period in which the changes are enacted.

(M) Revenue Recognition

The company recognizes revenue when the earnings process is complete, generally either at the time of sale to a customer or upon delivery to a customer. As part of its customer service strategy, the company guarantees the vehicles it sells with a 5-day, money-back guarantee. If a customer returns the vehicle purchased within the parameters of the guarantee, the company will refund the customer's money. A reserve for returns is recorded based on historical experience and trends.

The company sells extended service plans on behalf of unrelated third parties. These service plans have terms of coverage from 12 to 72 months. Because the third parties are the primary obligors under these service plans, commission revenue is recognized at the time of sale, net of a reserve for estimated customer returns of the service plans. The reserve for returns is based on historical experience and trends.

(N) Advertising Expenses

All advertising costs are expensed as incurred. Advertising expenses are included in selling, general, and administrative expenses in the company's consolidated statements of earnings.

(O) Net Earnings Per Share

Basic net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding. Diluted net earnings per share is computed by dividing net earnings by the sum of the weighted average number of shares of common stock outstanding and dilutive potential common stock.

(P) Stock-Based Compensation

The company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under this opinion and related interpretations, compensation expense is recorded on the date of grant and amortized over the vesting period only if the market value of the underlying stock on the grant date exceeds the exercise price. Compensation expense for employee stock options is not reflected in the company's net earnings, as options granted under its plans had exercise prices equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and net earnings per share as if the fair-value-based method of accounting prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied to all outstanding stock awards in each reported period.

PROFORMA NET EARNINGS AND NET EARNINGS PER SHARE

	Years Ended February 28 or 29		
(In thousands except per share data)	2006	2005	2004
Net earnings, as reported	**$148,055**	$112,928	$116,450
Stock-based compensation expense included in net earnings, net of related tax effects	**33**	66	75
Total additional stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	**(13,808)**	(11,567)	(6,834)
Pro forma net earnings	**$134,280**	$101,427	$109,691
Net earnings per share:			
Basic, as reported	**$ 1.41**	$ 1.09	$ 1.13
Basic, pro forma	**$ 1.28**	$ 0.97	$ 1.06
Diluted, as reported	**$ 1.39**	$ 1.07	$ 1.10
Diluted, pro forma	**$ 1.27**	$ 0.97	$ 1.04

The pro forma effect on fiscal 2006 and prior fiscal years may not be representative of the effect on net earnings and net earnings per share for future years.

For the purpose of computing the pro forma amounts indicated above, the fair value of each option on the date of grant was estimated using the Black-Scholes option-pricing model.

WEIGHTED AVERAGE ASSUMPTIONS USED TO ESTIMATE OPTION VALUES

	Years Ended February 28 or 29		
	2006	2005	2004
Expected dividend yield	–	–	–
Expected stock volatility	52%	73%	78%
Risk-free interest rates	4%	3%	3%
Expected lives (in years)	5	5	5

Using these assumptions in the Black-Scholes model, the weighted average fair value of options granted was $12.68 per share in fiscal 2006, $17.50 per share in fiscal 2005, and $9.14 per share in fiscal 2004.

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (Revised 2004), "Share-Based Payment," which will require the company to expense costs related to share-based awards in fiscal 2007. See Note 15, "Recent Accounting Pronouncements," for further discussions.

(Q) Derivative Financial Instruments

In connection with certain securitization activities, the company enters into interest rate swap agreements to manage exposure to interest rates and to more closely match funding costs to the use of funding. The company recognizes the interest rate swaps as either assets or liabilities on the consolidated balance sheets at fair value with changes in fair value included in earnings as a component of CarMax Auto Finance income.

(R) Risks and Uncertainties

CarMax sells used and new vehicles. The diversity of the company's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition, or sources of supply. However, management cannot assure that unanticipated events will not have a negative impact on the company.

(S) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation. The consolidated balance sheets and consolidated statements of cash flows reflect the reclassifications of restricted cash deposits of $12.0 million at February 28, 2005, and $13.0 million at February 29, 2004, as discussed in Note 2(H).

3 CARMAX AUTO FINANCE INCOME

The company's finance operation, CAF, originates prime-rated financing for qualified customers at competitive market rates of interest. Throughout each month, the company sells substantially all of the loans originated by CAF in securitization transactions as discussed in Note 4. The majority of CAF income is generated by the spread between the interest rates charged to customers and the related cost of funds. A gain, recorded at the time of securitization, results from recording a receivable approximately equal to the present value of the expected residual cash flows generated by the securitized receivables. The cash flows are calculated taking into account expected prepayments and defaults.

	Years Ended February 28 or 29		
(In millions)	2006	2005	2004
Total gain income	**$ 77.1**	$58.3	$65.1
Other CAF income:			
Servicing fee income	**27.6**	24.7	21.8
Interest income	**21.4**	19.0	16.0
Total other CAF income	**49.0**	43.7	37.8
Direct CAF expenses:			
CAF payroll and fringe benefit expense	**10.3**	9.0	8.2
Other direct CAF expenses	**11.5**	10.3	9.7
Total direct CAF expenses	**21.8**	19.3	17.9
CarMax Auto Finance income	**$104.3**	$82.7	$85.0

CarMax Auto Finance income does not include any allocation of indirect costs or income. The company presents this information on a direct basis to avoid making arbitrary decisions regarding the indirect benefit or costs that could be attributed to CAF. Examples of indirect costs not included are retail store expenses, retail financing commissions, and corporate expenses such as human resources, administrative services, marketing, information systems, accounting, legal, treasury, and executive payroll.

4 SECURITIZATIONS

The company uses a securitization program to fund substantially all of the automobile loan receivables originated by CAF. The company sells the automobile loan receivables to a wholly owned, bankruptcy-remote, special purpose entity that transfers an undivided interest in the receivables to a group of third-party investors. The special purpose entity and investors have no recourse to the company's assets. The company's risk is limited to the retained interest on the company's consolidated balance sheets. The investors issue commercial paper supported by the transferred receivables, and the proceeds from the sale of the commercial paper are used to pay for the securitized receivables. This program is referred to as the warehouse facility.

The company routinely uses public securitizations to refinance the receivables previously securitized through the warehouse facility. In a public securitization, a pool of automobile loan receivables is sold to a bankruptcy-remote, special purpose entity that in turn transfers the receivables to a special purpose securitization trust. The securitization trust issues asset-backed securities, secured or otherwise supported by the transferred receivables, and the proceeds from the sale of the securities are used to pay for the securitized receivables. Depending on securitization structures and market conditions, refinancing receivables in a public securitization may or may not have a significant impact on the company's results. The company recognized a gain of $0.02 per share in fiscal 2006 related to three such refinancings. In future years, the impact of refinancing activity will depend upon the particular securitization structures and market conditions at the refinancing date.

All transfers of receivables are accounted for as sales in accordance with SFAS No. 140. When the receivables are securitized, the company recognizes a gain or loss on the sale of the receivables as described in Note 3.

	Years Ended February 28 or 29		
(In millions)	2006	2005	2004
Net loans originated	**$1,774.6**	$1,490.3	$1,407.6
Total loans sold	**$1,887.5**	$1,534.8	$1,390.2
Total gain income[1]	**$ 77.1**	$ 58.3	$ 65.1
Total gain income as a percentage of total loans sold[1]	**4.1%**	3.8%	4.7%

[1] *Includes the effects of valuation adjustments, new public securitizations, and the repurchase and resale of receivables in existing public securitizations.*

Retained Interest

The company retains an interest in the automobile loan receivables that it securitizes. The retained interest, presented as a current asset on the company's consolidated balance sheets, serves as a credit enhancement for the benefit of the investors in the securitized receivables. The retained interest includes the present value of the expected residual cash flows generated by the securitized receivables, or "interest-only strip receivables," various reserve accounts, and an undivided ownership interest in the securitized receivables, or "required excess receivables," as described below. On a combined basis, the reserve accounts and required excess receivables are generally 2% to 4% of managed receivables. The special purpose entities and the investors have no recourse to the company's assets.

The fair value of the retained interest was $158.3 million as of February 28, 2006, and $148.0 million as of February 28, 2005. The retained interest had a weighted average life of 1.5 years as of February 28, 2006, and February 28, 2005. As defined in SFAS No. 140, the weighted average life in periods (for example, months or years) of prepayable assets is calculated by multiplying the principal collections expected in each future period by the number of periods until that future period, summing those products, and dividing the sum by the initial principal balance.

Interest-Only Strip Receivables. Interest-only strip receivables represent the present value of residual cash flows the company expects to receive over the life of the securitized receivables. The value of these receivables is determined by estimating the future cash flows using management's assumptions of key factors, such as finance charge income, default rates, prepayment rates, and discount rates appropriate for the type of asset and risk. The value of interest-only strip receivables may be affected by external factors, such as changes in the behavior patterns of customers, changes in the strength of the economy, and developments in the interest rate markets; therefore, actual performance may differ from these assumptions. Management evaluates the performance of the receivables relative to these assumptions on a regular basis. Any financial impact resulting from a change in assumptions is recognized in earnings in the period in which it occurs.

Reserve Accounts. The company is required to fund various reserve accounts established for the benefit of the securitization investors. In the event that the cash generated by the securitized receivables in a given period was insufficient to pay the interest, principal, and other required payments, the balances on deposit in the reserve accounts would be used to pay those amounts. In general, each of the company's securitizations requires that an amount equal to a specified percentage of the original balance of the securitized receivables be deposited in a reserve account on the closing date and that any excess cash generated by the receivables be used to fund the reserve account to the extent necessary to maintain the required amount. If the amount on deposit in the reserve account exceeds the required amount, the excess is released through the special purpose entity to the company. In the public securitizations, the amount required to be on deposit in the reserve account must equal or exceed a specified floor amount. The reserve account remains funded until the investors are paid in full, at which time the remaining balance is released through the special purpose entity to the company. The amount required to be maintained in the public securitization reserve accounts may increase depending upon the performance of the securitized receivables. The amount on deposit in reserve accounts was $29.0 million as of February 28, 2006, and $33.5 million as of February 28, 2005.

Required Excess Receivables. A majority of the securitizations require that the total value of the securitized receivables exceed, by a specified amount, the principal amount owed to the investors. The required excess receivables balance represents this specified amount. Any cash flows generated by the required excess receivables are used, if needed, to make payments to the investors. Any remaining cash flows from the required excess receivables are released through the special purpose entity to the company. The unpaid principal balance related to the required excess receivables was $52.2 million as of February 28, 2006, and $44.3 million as of February 28, 2005.

Key Assumptions Used in Measuring the Retained Interest and Sensitivity Analysis

The following table shows the key economic assumptions used in measuring the fair value of the retained interest at February 28, 2006, and a sensitivity analysis showing the hypothetical effect on the retained interest if there were unfavorable variations from the assumptions used. These sensitivity analyses are hypothetical and should be used with caution. In this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in actual circumstances, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(In millions)	Assumptions Used	Impact on Fair Value of 10% Adverse Change	Impact on Fair Value of 20% Adverse Change
Prepayment rate	1.43% – 1.50%	$5.5	$10.8
Cumulative default rate	1.40% – 2.15%	$4.7	$ 9.4
Annual discount rate	12.0%	$2.3	$ 4.5

Prepayment Rate. The company uses the Absolute Prepayment Model or "ABS" to estimate prepayments. This model assumes a rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month.

Cumulative Default Rate. The cumulative default rate, or "static pool" net losses, is calculated by dividing the total projected credit losses of a pool of receivables by the original pool balance. Projected credit losses are estimated using the losses experienced to date, the credit quality of the receivables, economic factors, and the performance history of similar receivables.

Continuing Involvement with Securitized Receivables

The company continues to manage the automobile finance receivables that it securitizes. The company receives servicing fees of approximately 1% of the outstanding principal balance of the securitized receivables. The servicing fees specified in the securitization agreements adequately compensate the company for servicing the securitized receivables. No servicing asset or liability has been recorded. The company is at risk for the retained interest in the securitized receivables, and if the securitized receivables do not perform as originally projected, the value of the retained interest would be impacted.

PAST DUE ACCOUNT INFORMATION

(In millions)	As of February 28 or 29 2006	2005	2004
Accounts 31+ days past due	**$ 37.4**	$ 31.1	$ 31.4
Ending managed receivables	**$2,772.5**	$2,494.9	$2,248.6
Past due accounts as a percentage of ending managed receivables	**1.35%**	1.24%	1.40%

CREDIT LOSS INFORMATION

(In millions)	Years Ended February 28 or 29 2006	2005	2004
Net credit losses on managed receivables	**$ 18.4**	$ 19.5	$ 21.1
Average managed receivables	**$2,657.7**	$2,383.6	$2,099.4
Net credit losses as a percentage of average managed receivables	**0.69%**	0.82%	1.01%
Recovery rate	**51%**	46%	42%

SELECTED CASH FLOWS FROM SECURITIZED RECEIVABLES

(In millions)	Years Ended February 28 or 29 2006	2005	2004
Proceeds from new securitizations	**$1,513.5**	$1,260.0	$1,185.5
Proceeds from collections reinvested in revolving period securitizations	**$ 757.5**	$ 590.8	$ 514.9
Servicing fees received	**$ 27.3**	$ 24.5	$ 21.5
Other cash flows received from the retained interest:			
Interest-only strip receivables	**$ 82.1**	$ 79.8	$ 74.1
Reserve account releases	**$ 19.7**	$ 14.1	$ 16.6

Proceeds from New Securitizations. Proceeds from new securitizations include proceeds from receivables that are newly securitized in or refinanced through the warehouse facility during the indicated period. Balances previously outstanding in public securitizations that were refinanced through the warehouse facility totaled $94.8 million in fiscal 2006 and $51.0 million in fiscal 2005. Proceeds received when the company refinances receivables in public securitizations are excluded from this table as they are not considered to be new securitizations.

Proceeds from Collections. Proceeds from collections reinvested in revolving period securitizations represent principal amounts collected on receivables securitized through the warehouse facility that are used to fund new originations.

Servicing Fees. Servicing fees received represent cash fees paid to the company to service the securitized receivables.

Other Cash Flows Received from the Retained Interest. Other cash flows received from the retained interest represent cash received by the company from securitized receivables other than servicing fees. It includes cash collected on interest-only strip receivables and amounts released to the company from reserve accounts.

Financial Covenants and Performance Triggers

Certain of the securitization agreements include various financial covenants and performance triggers. These agreements require the company to meet financial covenants related to maintaining minimum tangible net worth, maximum total liabilities to tangible net worth ratio, minimum tangible net worth to managed assets ratio, minimum current ratio, minimum cash balance or borrowing capacity, and minimum fixed charge coverage ratio. Performance triggers require certain pools of securitized receivables to achieve specified thresholds related to portfolio yields, default rates, and delinquency rates. If these financial covenants and/or thresholds are not met, in addition to other consequences, the company may be unable to continue to securitize receivables through the warehouse facility or it may be terminated as servicer under the securitizations. At February 28, 2006, the company was in compliance with the financial covenants, and the securitized receivables were in compliance with the performance triggers.

5 FINANCIAL DERIVATIVES

The company enters into amortizing fixed-pay interest rate swaps relating to its automobile loan receivable securitizations. Swaps are used to better match funding costs to the fixed-rate receivables being securitized by converting variable-rate financing costs in the warehouse facility to fixed-rate obligations. The company entered into two 17-month and twenty-five 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.57 billion in fiscal 2006, and one 18-month and twenty-six 40-month amortizing interest rate swaps with initial notional amounts totaling approximately $1.36 billion in fiscal 2005. The amortized notional amount of all outstanding swaps related to the automobile loan receivable securitizations was approximately $584.0 million at February 28, 2006, and $662.1 million at February 28, 2005. The fair value of swaps included in prepaid expenses and other current assets totaled a net asset of $1.6 million at February 28, 2006, and $5.4 million at February 28, 2005.

The market and credit risks associated with interest rate swaps are similar to those relating to other types of financial instruments. Market risk is the exposure created by potential fluctuations in interest rates. The company does not anticipate significant market risk from swaps as they are used on a monthly basis to match funding costs to the use of the funding. Credit risk is the exposure to nonperformance of another party to an agreement. The company mitigates credit risk by dealing with highly rated bank counterparties.

6 PROPERTY AND EQUIPMENT

(In thousands)	As of February 28 2006	2005
Land	**$ 85,814**	$ 37,650
Land held for sale	**1,515**	2,664
Land held for development	**6,084**	6,084
Buildings	**146,738**	49,047
Capital leases	**37,122**	29,258
Leasehold improvements	**47,513**	45,346
Furniture, fixtures, and equipment	**154,378**	125,734
Construction in progress	**124,381**	198,682
Total property and equipment	**603,545**	494,465
Less accumulated depreciation and amortization	**104,247**	88,164
Property and equipment, net	**$499,298**	$406,301

Land held for development represents land owned for future sites that are scheduled to open more than one year beyond the fiscal year reported. Leased property meeting capital lease criteria is capitalized and the present value of the related lease payments is recorded as long-term debt.

7 INCOME TAXES

PROVISION FOR INCOME TAXES

(In thousands)	2006	Years Ended February 28 or 29 2005	2004
Current:			
Federal	**$ 92,488**	$62,662	$65,212
State	**11,431**	10,117	8,986
Total	**103,919**	72,779	74,198
Deferred:			
Federal	**(10,955)**	(1,068)	(1,180)
State	**(1,036)**	(116)	(118)
Total	**(11,991)**	(1,184)	(1,298)
Provision for income taxes	**$ 91,928**	$71,595	$72,900

EFFECTIVE INCOME TAX RATE RECONCILIATION

	Years Ended February 28 or 29		
	2006	2005	2004
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal benefit	**3.0**	3.5	3.1
Nondeductible items	**0.3**	0.3	0.4
Effective income tax rate	**38.3%**	38.8%	38.5%

DEFERRED TAX ASSETS AND LIABILITIES

	As of February 28	
(In thousands)	2006	2005
Deferred tax assets:		
Accrued expenses	**$16,887**	$12,381
Partnership basis	**6,229**	–
Other	**–**	100
Total gross deferred tax assets	**23,116**	12,481
Deferred tax liabilities:		
Securitized receivables	**19,699**	23,301
Prepaid expenses	**10,757**	157
Inventory	**7,476**	8,515
Depreciation and amortization	**4,508**	7,744
Other	**27**	–
Partnership basis	**–**	4,106
Total gross deferred tax liabilities	**42,467**	43,823
Net deferred tax liability	**$19,351**	$31,342

Based on the company's historical and current pretax earnings, management believes the amount of gross deferred tax assets will more likely than not be realized through future taxable income and future reversals of existing temporary differences; therefore, no valuation allowance is necessary.

8 BENEFIT PLANS

(A) Retirement Plans

The company has a noncontributory defined benefit pension plan (the "pension plan") covering the majority of full-time employees. The company also has an unfunded nonqualified plan (the "restoration plan") that restores retirement benefits for certain senior executives who are affected by Internal Revenue Code limitations on benefits provided under the pension plan. The company uses a fiscal year end measurement date for both the pension plan and the restoration plan.

Assets. Assets used in calculating the funded status are measured at current market values. The restoration plan is excluded since it is unfunded.

CHANGES IN PENSION PLAN ASSETS

	Years Ended February 28	
(In thousands)	2006	2005
Fair value of plan assets at beginning of year	**$25,316**	$16,404
Actual return on plan assets	**2,357**	1,849
Employer contributions	**4,500**	7,381
Benefits paid	**(213)**	(318)
Fair value of plan assets at end of year	**$31,960**	$25,316

PENSION PLAN ASSET ALLOCATION

	As of February 28			
	2006		2005	
	Target Allocation	Actual Allocation	Target Allocation	Actual Allocation
Equity securities	**75%**	**78%**	80%	76%
Fixed income securities	**25**	**22**	20	24
Total	**100%**	**100%**	100%	100%

The company's pension plan assets are held in trust. The company sets investment policies and strategies for the pension plan. Long-term strategic investment objectives include preserving the assets of the trust and balancing risk and return. The company oversees the investment allocation process, which includes selecting investment managers, setting long-term strategic targets, and monitoring asset allocations. Target allocations are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below the targets.

Benefit Obligations. The projected benefit obligations are the present value of future benefits to employees, including assumed salary increases. The accumulated benefit obligations are based on employee service as of the date reported, excluding assumed future service and salary increases.

BENEFIT OBLIGATIONS AND PLAN ASSETS

	As of February 28					
	Pension Plan		Restoration Plan		Total	
(In thousands)	2006	2005	2006	2005	2006	2005
Projected benefit obligation	**$71,352**	$48,674	**$6,864**	$4,508	**$78,216**	$53,182
Accumulated benefit obligation	**$45,151**	$30,646	**$3,805**	$2,419	**$48,956**	$33,065
Fair value of plan assets	**$31,960**	$25,316	**–**	–	**$31,960**	$25,316

CHANGES IN THE PROJECTED BENEFIT OBLIGATIONS

	Years Ended February 28					
	Pension Plan		Restoration Plan		Total	
(In thousands)	2006	2005	2006	2005	2006	2005
Projected benefit obligation at beginning of year	**$48,674**	$35,918	**$4,508**	$3,596	**$53,182**	$39,514
Service cost	**8,780**	6,557	**480**	343	**9,260**	6,900
Interest cost	**2,794**	2,152	**259**	232	**3,053**	2,384
Plan amendments	**–**	–	**–**	267	**–**	267
Actuarial loss	**11,317**	4,365	**1,617**	70	**12,934**	4,435
Benefits paid	**(213)**	(318)	**–**	–	**(213)**	(318)
Projected benefit obligation at end of year	**$71,352**	$48,674	**$6,864**	$4,508	**$78,216**	$53,182

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE THE BENEFIT OBLIGATIONS

	As of February 28			
	Pension Plan		Restoration Plan	
	2006	2005	2006	2005
Discount rate	**5.75%**	5.75%	**5.75%**	5.75%
Rate of compensation increase	**5.00%**	5.00%	**7.00%**	7.00%

ESTIMATED FUTURE BENEFIT PAYMENTS

(In thousands)	Pension Plan	Restoration Plan
Fiscal 2007	$ 233	$ 72
Fiscal 2008	$ 327	$ 134
Fiscal 2009	$ 476	$ 228
Fiscal 2010	$ 678	$ 286
Fiscal 2011	$ 954	$ 322
Fiscal 2012 through 2016	$10,999	$1,988

Funding Policy. For the defined benefit pension plan, the company contributes amounts sufficient to meet minimum funding requirements as set forth in the employee benefit and tax laws plus any additional amounts as the company may determine to be appropriate. The company expects to contribute at least $11.0 million to the pension plan in fiscal 2007.

Funded Status. The funded status represents the difference between the projected benefit obligations and the market value of the assets.

FUNDED STATUS RECONCILIATION

	As of February 28					
	Pension Plan		Restoration Plan		Total	
(In thousands)	2006	2005	2006	2005	2006	2005
Funded status	**$(39,392)**	$(23,358)	**$(6,864)**	$(4,508)	**$(46,256)**	$ (27,866)
Unrecognized actuarial loss	**23,947**	13,877	**3,427**	1,945	**27,374**	15,822
Unrecognized prior service cost	**220**	257	**217**	242	**437**	499
Net amount recognized	**$(15,225)**	$ (9,224)	**$(3,220)**	$(2,321)	**$(18,445)**	$(11,545)

COMPONENTS OF NET PENSION EXPENSE

	Years Ended February 28 or 29								
	Pension Plan			Restoration Plan			Total		
(In thousands)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Service cost	**$ 8,780**	$6,557	$5,529	**$480**	$343	$231	**$ 9,260**	$6,900	$5,760
Interest cost	**2,794**	2,152	1,679	**259**	232	126	**3,053**	2,384	1,805
Expected return on plan assets	**(2,071)**	(1,523)	(892)	**–**	–	–	**(2,071)**	(1,523)	(892)
Amortization of prior service cost	**37**	37	37	**24**	24	–	**61**	61	37
Recognized actuarial loss	**961**	736	647	**136**	149	53	**1,097**	885	700
Net pension expense	**$10,501**	$7,959	$7,000	**$899**	$748	$410	**$11,400**	$8,707	$7,410

WEIGHTED AVERAGE ASSUMPTIONS USED TO DETERMINE NET PENSION EXPENSE

	Years Ended February 28 or 29					
	Pension Plan			Restoration Plan		
	2006	2005	2004	2006	2005	2004
Discount rate	**5.75%**	6.00%	6.50%	**5.75%**	6.00%	6.50%
Expected rate of return on plan assets	**8.00%**	8.00%	9.00%	**–**	–	–
Rate of compensation increase	**5.00%**	5.00%	6.00%	**7.00%**	7.00%	6.00%

Assumptions Used to Determine Plan Information. Underlying both the calculation of the projected benefit obligation and the net periodic plan expense are actuarial calculations of each plan's liability. These calculations use participant-specific information such as salary, age, and years of service, as well as certain assumptions, the most significant being the discount rate, expected rate of return on plan assets, rate of compensation increase, and mortality rate. The company evaluates these assumptions, at a minimum, annually, and makes changes as necessary.

The discount rate assumption used for the retirement benefit plan accounting reflects the yields available on high-quality, fixed income debt instruments. For the company's plans, we review high-quality corporate bond indices in addition to a hypothetical portfolio of corporate bonds constructed with maturities that approximate the expected timing of the anticipated benefit payments.

To determine the expected long-term rate of return on pension plan assets, the company considers the current and expected asset allocations, as well as historical and expected returns on various categories of pension plan assets. The company applies the expected rate of return to a market-related value of assets, which reduces the underlying variability in assets to which the expected return is applied. The use of expected long-term rates of return on pension plan assets may result in recognized pension income that is greater or less than the actual returns of those pension plan assets in any given year. Over time, however, the expected long-term returns are designed to approximate the actual long-term returns and therefore result in a pattern of income and expense recognition that more closely matches the pattern of the services provided by the employees. Differences between actual and expected returns, a component of unrecognized actuarial gains/losses, are recognized over the average future expected service of the active employees in the pension plan.

The rate of compensation increases is determined by the company, based upon its long-term plans for such increases. Mortality rate assumptions are based on the life expectancy of the population, and this assumption was updated as of February 28, 2006, to account for recent improvements in mortality.

(B) 401(k) Plan

CarMax sponsors a 401(k) plan for all associates meeting certain eligibility criteria. Under the plan, eligible associates can contribute up to 40% of their salaries, and the company matches a portion of those contributions. The total cost for matching contributions was $2.0 million in fiscal 2006, $1.5 million in fiscal 2005, and $1.2 million in fiscal 2004.

9 DEBT

(In thousands)	As of February 28 2006	2005
Revolving credit agreement	**$159,263**	$ 65,197
Obligations under capital leases [Note 12]	**35,749**	28,749
Term loan	**–**	100,000
Total debt	**195,012**	193,946
Less current portion:		
Revolving credit agreement	**59,263**	65,197
Obligations under capital leases	**962**	330
Total long-term debt, excluding current portion	**$134,787**	$128,419

In August 2005, CarMax entered into a $450 million, four-year revolving credit facility (the "credit agreement") with Bank of America, N.A. and various other financial institutions and terminated its existing $300 million revolving credit and term loan facility. The credit agreement is secured by vehicle inventory and contains customary representations and warranties, conditions, and covenants. Borrowings accrue interest at variable rates based on LIBOR, the federal funds rate, or the prime rate, depending on the type of borrowing. The company pays a commitment fee on the used and unused portions of the available funds. All outstanding principal amounts will be due and payable in August 2009, and there are no penalties for prepayment.

The aggregate borrowing limit includes a $25 million limit on new vehicle swing line loans, a $25 million limit on other swing line loans, and a $30 million limit on standby letters of credit. Borrowings on each of the swing lines are due on demand and must be repaid monthly or refinanced through other committed borrowings under the credit agreement.

As of February 28, 2006, $159.3 million was outstanding under the credit agreement, with the remainder fully available to the company. The outstanding balance included $0.5 million of swing line loans classified as short-term debt, $58.8 million classified as current portion of long-term debt, and $100.0 million classified as long-term debt. The determination of the amount classified as long-term debt was based on management's intent as to that portion expected to remain outstanding for more than one year from the balance sheet date.

The company has recorded six capital leases for store facilities. The related capital lease assets are included in property and equipment. These leases were structured at varying interest rates with initial lease terms ranging from 10 to 20 years with payments made monthly. The present value of future minimum lease payments totaled $35.7 million at February 28, 2006.

The weighted average interest rate on outstanding short-term debt was 5.5% during fiscal 2006, 4.3% during fiscal 2005, and 3.5% during fiscal 2004.

The company capitalizes interest in connection with the construction of certain facilities. Capitalized interest totaled $6.0 million in fiscal 2006, $3.5 million in fiscal 2005, and $2.5 million in fiscal 2004.

10 STOCK AND STOCK-BASED INCENTIVE PLANS

(A) Shareholder Rights Plan and Undesignated Preferred Stock

In conjunction with the company's shareholder rights plan, shareholders received preferred stock purchase rights as a dividend at the rate of one right for each share of CarMax, Inc. common stock owned. The rights are exercisable only upon the attainment of, or the commencement of a tender offer to attain, a 15% or greater ownership interest in the company by a person or group. When exercisable, each right would entitle the holder to buy one one-thousandth of a share of Cumulative Participating Preferred Stock, Series A, $20 par value, at an exercise price of $140 per share, subject to adjustment. A total of 120,000 shares of such preferred stock, which has preferential dividend and liquidation rights, have been authorized and designated. No such shares are outstanding. In the event that an acquiring person or group acquires the specified ownership percentage of CarMax, Inc. common stock (except pursuant to a cash tender offer for all outstanding shares determined to be fair by the board of directors) or engages in certain transactions with the company after the rights become exercisable, each right will be converted into a right to purchase, for half the current market price at that time, shares of CarMax, Inc. common stock valued at two times the exercise price. The company also has an additional 19,880,000 authorized shares of undesignated preferred stock of which no shares are outstanding.

(B) Stock Incentive Plans

The company maintains long-term incentive plans for management, key employees, and the non-employee members of the board of directors. The plans allow for the grant of equity-based compensation awards, including nonqualified stock options, incentive stock options, stock appreciation rights, restricted stock awards, stock grants, or a combination of awards. As of February 28, 2006, a total of 17,000,000 shares of CarMax common stock have been authorized to be issued under the long-term incentive plans. The number of unissued common shares reserved for future grants under the long-term incentive plans was 6,286,198 at February 28, 2006.

Stock Options. Substantially all of the grants have been made as nonqualified stock options that vest annually in equal amounts over periods of 3 years to 4 years. These options generally expire no later than ten years after the date of grant.

STOCK OPTION ACTIVITY

	Years Ended February 28 or 29					
	2006		2005		2004	
(Shares in thousands)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**7,092**	**$17.45**	5,676	$12.24	4,345	$10.25
Granted	**2,640**	**$26.53**	2,126	$29.47	2,154	$14.59
Exercised	**(651)**	**$ 9.13**	(522)	$ 8.40	(693)	$ 6.53
Cancelled	**(312)**	**$24.37**	(188)	$21.50	(130)	$14.88
Outstanding at end of year	**8,769**	**$20.55**	7,092	$17.45	5,676	$12.24
Exercisable at end of year	**3,627**	**$13.99**	2,693	$ 9.93	1,839	$ 8.02

OUTSTANDING STOCK OPTIONS

As of February 28, 2006	Options Outstanding			Options Exercisable	
(Shares in thousands) Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.63 to $3.31	501	1.0	$ 1.79	501	$ 1.79
$4.89	937	2.0	$ 4.89	937	$ 4.89
$6.06	245	0.3	$ 6.06	245	$ 6.06
$13.25 to $18.60	1,711	7.0	$14.32	792	$14.34
$20.00 to $26.83	3,241	7.6	$26.43	640	$26.67
$28.26 to $43.44	2,134	8.0	$29.56	512	$29.97
Total	8,769	6.4	$20.55	3,627	$13.99

Restricted Stock Awards. Restricted stock awards are issued in the name of the employee, who has all the rights of a shareholder, subject to certain restrictions or forfeitures. The restrictions generally expire either three or four years after the date of grant. No restricted stock awards were granted in fiscal 2006 or fiscal 2005.

At the date of grant, the market value of restricted shares is recorded as unearned compensation and is a component of equity. Unearned compensation is expensed over the restriction period. The total expense for restricted stock was $53,700 in fiscal 2006; $108,000 in fiscal 2005; and $121,500 in fiscal 2004. There were no outstanding restricted shares at February 28, 2006. At February 28, 2005, there were 23,918 restricted shares outstanding.

(C) Employee Stock Purchase Plan

The company has an employee stock purchase plan for all employees meeting certain eligibility criteria. Employee contributions are limited to 10% of eligible compensation, up to a maximum of $7,500 per year. For each $1.00 contributed by employees to the plan, the company matches $0.15. CarMax has authorized up to 1,000,000 shares of common stock for the employee stock purchase plan. The source of the shares available for purchase by employees may, at the company's option, be open market purchases or newly issued shares.

At February 28, 2006, a total of 302,227 shares remained available under the plan. Shares purchased on the open market on behalf of employees were 213,659 during fiscal 2006; 225,961 during fiscal 2005; and 161,662 during fiscal 2004. The average price per share purchased under the plan was $28.83 in fiscal 2006, $25.96 in fiscal 2005, and $29.97 in fiscal 2004. The total cost for matching contributions was $803,600 in fiscal 2006; $746,700 in fiscal 2005; and $598,600 in fiscal 2004.

11 NET EARNINGS PER SHARE

BASIC AND DILUTIVE NET EARNINGS PER SHARE RECONCILIATIONS

(In thousands except per share data)	Years Ended February 28 or 29 2006	2005	2004
Net earnings available to common shareholders	**$148,055**	$112,928	$116,450
Weighted average common shares outstanding	**104,635**	104,036	103,503
Dilutive potential common shares:			
Stock options	**1,698**	1,728	2,113
Restricted stock	**11**	15	12
Weighted average common shares and dilutive potential common shares	**106,344**	105,779	105,628
Basic net earnings per share	**$ 1.41**	$ 1.09	$ 1.13
Diluted net earnings per share	**$ 1.39**	$ 1.07	$ 1.10

Certain options were outstanding and not included in the calculation of diluted net earnings per share because the options' exercise prices were greater than the average market price of the common shares. As of February 28, 2006, options to purchase 1,890,921 shares of common stock with exercise prices ranging from $29.61 to $43.44 per share were outstanding and not included in the calculation. As of February 28, 2005, options to purchase 26,580 shares with exercise prices ranging from $30.34 to $43.44 per share were outstanding and not included in the calculation. As of February 29, 2004, options to purchase 18,364 shares with exercise prices ranging from $35.23 to $43.44 per share were outstanding and not included in the calculation.

12 LEASE COMMITMENTS

The company conducts a majority of its business in leased premises. The company's lease obligations are based upon contractual minimum rates. Most leases provide that the company pays taxes, maintenance, insurance, and operating expenses applicable to the premises. The initial term of most real property leases will expire within the next 20 years; however, most of the leases have options providing for renewal periods of 5 to 20 years at terms similar to the initial terms. For operating leases, rent is recognized on a straight-line basis over the lease term, including scheduled rent increases and rent holidays. Rent expense for all operating leases was $72.6 million in fiscal 2006, $61.5 million in fiscal 2005, and $54.2 million in fiscal 2004.

FUTURE MINIMUM FIXED LEASE OBLIGATIONS

(In thousands)	As of February 28, 2006 Capital Leases [(1)]	Operating Leases [(1)]
Fiscal 2007	$ 4,453	$ 68,597
Fiscal 2008	4,453	68,976
Fiscal 2009	4,462	69,665
Fiscal 2010	4,627	70,371
Fiscal 2011	4,777	70,687
Fiscal 2012 and thereafter	48,690	633,944
Total minimum lease payments	71,462	$982,240
Less amounts representing interest	(35,713)	
Present value of net minimum capital lease payments [Note 9]	$35,749	

[(1)] *Future minimum fixed lease obligations exclude taxes, insurance, and other costs payable directly by the company.*

The company entered into sale-leaseback transactions involving five superstores valued at approximately $72.7 million in fiscal 2006, and sale-leaseback transactions for seven superstores valued at approximately $84.0 million in fiscal 2005. All sale-leaseback transactions are structured at competitive rates. Gains or losses on sale-leaseback transactions are recorded as deferred rent and amortized over the lease term. The company does not have continuing involvement under the sale-leaseback transactions. In conjunction with certain sale-leaseback transactions, the company must meet financial covenants relating to minimum tangible net worth and minimum coverage of rent expense. The company was in compliance with all such covenants at February 28, 2006.

13 SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

(A) Goodwill and Other Intangibles

Other assets on the consolidated balance sheets included goodwill and other intangibles with a carrying value of $15.0 million as of February 28, 2006, and February 28, 2005.

(B) Accrued Compensation and Benefits

Accrued expenses and other current liabilities on the consolidated balance sheets included accrued compensation and benefits of $75.8 million as of February 28, 2006, and $53.8 million as of February 28, 2005.

(C) Advertising Expense

Selling, general, and administrative expenses on the consolidated statements of earnings included advertising expense of $86.7 million in fiscal 2006, $73.6 million in fiscal 2005, and $62.4 million in fiscal 2004. Advertising expenses were 1.4% of net sales and operating revenues for fiscal 2006, fiscal 2005, and fiscal 2004.

14 CONTINGENT LIABILITIES

(A) Litigation

In the normal course of business, the company is involved in various legal proceedings. Based upon the company's evaluation of the information presently available, management believes that the ultimate resolution of any such proceedings will not have a material adverse effect on the company's financial position, liquidity, or results of operations.

(B) Other Matters

In accordance with the terms of real estate lease agreements, the company generally agrees to indemnify the lessor from certain liabilities arising as a result of the use of the leased premises, including environmental liabilities and repairs to leased property upon termination of the lease. Additionally, in accordance with the terms of agreements entered into for the sale of properties, the company generally agrees to indemnify the buyer from certain liabilities and costs arising subsequent to the date of the sale, including environmental liabilities and liabilities resulting from the breach of representations or warranties made in accordance with the agreements. The company does not have any known material environmental commitments, contingencies, or other indemnification issues arising from these arrangements.

As part of its customer service strategy, the company guarantees the used vehicles it retails with a 30-day limited warranty. A vehicle in need of repair within 30 days of the customer's purchase will be repaired free of charge. As a result, each vehicle sold has an implied liability associated with it. Accordingly, the company records a provision for estimated repairs during the guarantee period for each vehicle sold based on historical trends. The liability for this guarantee was $1.9 million at February 28, 2006 and February 28, 2005, and is included in accrued expenses and other current liabilities in the consolidated balance sheets.

15 RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payment," that will require the company to expense costs related to stock-based compensation, including employee stock options. With limited exceptions, SFAS No. 123(R) requires that the fair value of share-based payments to employees be expensed over the period service is received. Pro forma disclosure is no longer an alternative. Effective March 1, 2006, the company adopted SFAS No. 123(R), applying the modified retrospective method whereby prior period financial statements will be restated based on the amounts previously reported in the pro forma footnote disclosures required by SFAS No. 123.

SFAS No. 123(R) allows the use of either closed form (e.g., Black-Scholes) models or open form (e.g., lattice or binomial) models to measure the fair value of the share-based payment as long as that model is capable of incorporating all of the substantive characteristics unique to stock-based awards. In accordance with the transition provisions of SFAS No. 123(R), the expense attributable to a stock-based award will be measured in accordance with the company's measurement model at that award's date of grant. The company intends to use a lattice model to value stock-based awards granted during fiscal 2007.

The company believes the pro forma disclosures in Note 2(P), "Stock-Based Compensation," have provided an appropriate short-term indicator of the level of expense that will be recognized in accordance with SFAS No. 123(R). However, the total expense recorded in future periods will depend on several variables, including the type of stock-based awards granted, the number of stock-based awards that vest, the fair value of those vested awards, the retirement eligibility date of associates receiving awards, and the model used to measure the fair value.

16 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands except per share data)	First Quarter 2006	First Quarter 2005	Second Quarter 2006	Second Quarter 2005	Third Quarter 2006	Third Quarter 2005	Fourth Quarter 2006	Fourth Quarter 2005	Fiscal Year 2006	Fiscal Year 2005
Net sales and operating revenues	**$1,578,360**	$1,324,990	**$1,633,853**	$1,323,507	**$1,423,980**	$1,215,711	**$1,623,774**	$1,396,054	**$6,259,967**	$5,260,262
Gross profit	**$ 197,759**	$ 167,230	**$ 208,584**	$ 163,200	**$ 177,173**	$ 145,446	**$ 207,198**	$ 174,320	**$ 790,714**	$ 650,196
CarMax Auto Finance income	**$ 27,071**	$ 21,816	**$ 23,824**	$ 20,744	**$ 27,971**	$ 20,439	**$ 25,461**	$ 19,657	**$ 104,327**	$ 82,656
Selling, general, and administrative expenses	**$ 159,235**	$ 130,688	**$ 165,274**	$ 134,726	**$ 161,727**	$ 137,170	**$ 165,752**	$ 143,993	**$ 651,988**	$ 546,577
(Loss) gain on franchise dispositions	**$ –**	$ –	**$ –**	$ (11)	**$ –**	$ 692	**$ –**	$ (48)	**$ –**	$ 633
Net earnings	**$ 39,818**	$ 35,330	**$ 41,422**	$ 29,859	**$ 26,412**	$ 18,045	**$ 40,403**	$ 29,694	**$ 148,055**	$ 112,928
Net earnings per share:										
Basic	**$ 0.38**	$ 0.34	**$ 0.40**	$ 0.29	**$ 0.25**	$ 0.17	**$ 0.39**	$ 0.28	**$ 1.41**	$ 1.09
Diluted	**$ 0.37**	$ 0.33	**$ 0.39**	$ 0.28	**$ 0.25**	$ 0.17	**$ 0.38**	$ 0.28	**$ 1.39**	$ 1.07

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control–Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of February 28, 2006.

KPMG LLP, the company's independent registered public accounting firm, has issued a report on our management's assessment of our internal control over financial reporting. Their report is included herein.

AUSTIN LIGON
PRESIDENT AND CHIEF EXECUTIVE OFFICER

KEITH D. BROWNING
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CarMax, Inc.:

We have audited the accompanying consolidated balance sheets of CarMax, Inc. and subsidiaries (the "Company") as of February 28, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CarMax, Inc. and subsidiaries as of February 28, 2006 and February 28, 2005, and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended February 28, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 28, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 12, 2006, expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

RICHMOND, VIRGINIA
MAY 12, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
CarMax, Inc.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting that CarMax, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 28, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 28, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 28, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CarMax, Inc. and subsidiaries as of February 28, 2006 and February 28, 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the fiscal years in the three-year period ended February 28, 2006, and our report dated May 12, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

RICHMOND, VIRGINIA
MAY 12, 2006

SENIOR MANAGEMENT TEAM

AUSTIN LIGON
President
Chief Executive Officer

KEITH BROWNING
Executive Vice President
Chief Financial Officer
Corporate Secretary

TOM FOLLIARD
Executive Vice President
Store Operations

MIKE DOLAN
Senior Vice President
Chief Information Officer

JOE KUNKEL
Senior Vice President
Marketing and Strategy

ANU AGARWAL
Vice President
Strategy

DAVE BANKS
Vice President
Management Information Systems

ANGIE CHATTIN
Vice President
CarMax Auto Finance

BARBARA HARVILL
Vice President
Management Information Systems

ED HILL
Vice President
Service Operations

TODD HOUSE
Vice President
CarMax Auto Finance

DOUGLASS MOYERS
Vice President
Real Estate

BILL NASH
Vice President
Auction Services

KIM ORCUTT
Vice President
Controller

TOM REEDY
Vice President
Treasurer

SCOTT RIVAS
Vice President
Human Resources

RICHARD SMITH
Vice President
Management Information Systems

FRED WILSON
Vice President
Store Administration

CLIFF WOOD
Vice President
Merchandising

CORPORATE AND FIELD MANAGEMENT TEAM

ROD BAKER
Region Vice President
Service Development

DANDY BARRETT
Assistant Vice President
Investor Relations

CHRIS BARTEE
Region Vice President
Merchandising
Southwest Region

DAN BICKETT
Assistant Vice President
Construction and Facilities

JEREMY BYRNES
Assistant Vice President
CarMax Auto Finance

MIKE CALLAHAN
Assistant Vice President
CarMax Auto Finance

TIM COOLEY
Region Vice President
Service Operations
Mid-Atlantic Region

RON COSTA
Region Vice President
Merchandising
Los Angeles Region

KEVIN COX
Region Vice President
General Manager
Atlanta Region

JOHN DAVIS
Region Vice President
Service Operations
Florida Region

JASON DAY
Region Vice President
Merchandising
Atlanta Region

LAURA DONAHUE
Assistant Vice President
Advertising

BRIAN DUNNE
Region Vice President
Service Operations
Southwest Region

EDWARD FABRITIIS
Assistant Vice President
Field Human Resources

JON GESKE
Region Vice President
Service Operations
Los Angeles Region

TODD GIBBONS
Region Vice President
Service Operations
Central Region

MICHELLE HALASZ
Assistant Vice President
Deputy General Counsel

JACK HIGHTOWER
Region Vice President
Sales Operations

VERONICA HINCKLE
Assistant Vice President
Assistant Controller

DAN JOHNSTON
Region Vice President
General Manager
Mid-Atlantic Region

TOM MARCEY
Region Vice President
Merchandising
Mid-Atlantic Region

BILL MCCHRYSTAL
Region Vice President
Merchandising
Florida Region

ROB MITCHELL
Assistant Vice President
Consumer Finance

JOHN MONTEGARI
Assistant Vice President
Media

LYNN MUSSATT
Assistant Vice President
Business Operations

MARTY SBERNA
Region Vice President
Service Operations
Atlanta Region

GARY SHEEHAN
Assistant Vice President
Process Engineering

VAUGHN SIGMON
Region Vice President
General Manager
Los Angeles Region

LISA VAN RIPER
Assistant Vice President
Public Affairs

TOM VICINI
Region Vice President
General Manager
Central Region

DONNA WASSEL
Region Vice President
General Manager
Southwest Region

JOE WILSON
Region Vice President
Merchandising
Central Region

TOM WULF
Assistant Vice President
Store Operations

NATALIE WYATT
Assistant Vice President
Assistant Controller

DUGALD YSKA
Region Vice President
General Manager
Florida Region

BOARD OF DIRECTORS

RICHARD L. SHARP
Chairman of the Board
CarMax, Inc.
Private Investor
Retired Chairman and Chief Executive Officer
Circuit City Stores, Inc.
(a consumer electronics specialty retailer)
Richmond, Virginia

KEITH BROWNING
Executive Vice President
Chief Financial Officer
Corporate Secretary
CarMax, Inc.

JAMES F. CLINGMAN, JR.
Retired President and Chief Operating Officer
H.E. Butt Grocery Company
(a food retailer)
San Antonio, Texas

JEFFREY E. GARTEN
Juan Trippe Professor in the Practice of International Trade, Finance, and Business
Yale School of Management
Chairman
Garten Rothkopf
(an international consulting firm)
New Haven, Connecticut

W. ROBERT GRAFTON
Retired Managing Partner — Chief Executive
Andersen Worldwide S.C.
(an accounting and professional services firm)
Potomac, Maryland

WILLIAM S. KELLOGG
Retired Chairman and Chief Executive Officer
Kohl's Corporation
(an apparel and home products retailer)
Oconomowoc, Wisconsin

AUSTIN LIGON
President
Chief Executive Officer
CarMax, Inc.

MAJOR GENERAL HUGH G. ROBINSON (U.S.A., RET.), P.E.
Chairman and Chief Executive Officer
Global Building Systems, Inc.
(a low- and moderate-income housing construction firm)
Dallas, Texas

THOMAS G. STEMBERG
Founder and Chairman Emeritus
Staples, Inc.
(an office supply superstore retailer)
Venture Partner
Highland Capital Partners
(a venture capital firm)
Framingham, Massachusetts

VIVIAN M. STEPHENSON
Chief Operating Officer
Williams-Sonoma, Inc.
(a specialty retailer of products for the home)
San Francisco, California

BETH A. STEWART
Chairman and Chief Executive Officer
Storetrax.com
(an Internet real estate listing service)
President
Stewart Real Estate Capital
(a real estate investment company)
Bernardsville, New Jersey

WILLIAM R. TIEFEL
Chairman Emeritus
The Ritz-Carlton Hotel Company, L.L.C.
Retired Vice Chairman
Marriott International, Inc.
Palm Beach, Florida

BOARD COMMITTEES
(as of May 1, 2006)

EXECUTIVE	AUDIT	COMPENSATION AND PERSONNEL	NOMINATING AND GOVERNANCE
Austin Ligon	W. Robert Grafton, *Chairman*	Hugh G. Robinson, *Chairman*	William R. Tiefel, *Chairman*
Keith Browning	James F. Clingman, Jr.	William S. Kellogg	Jeffrey E. Garten
	Beth A. Stewart	Thomas G. Stemberg	Vivian M. Stephenson

HOME OFFICE

CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238
Telephone: (804) 747-0422

WEBSITE

www.carmax.com

ANNUAL SHAREHOLDERS' MEETING

Tuesday, June 20, 2006, at 10:00 a.m.
The Richmond Marriott West Hotel
4240 Dominion Boulevard
Glen Allen, Virginia 23060

STOCK INFORMATION

CarMax, Inc. common stock is traded on the New York Stock Exchange under the ticker symbol KMX.

At February 28, 2006, there were approximately 4,200 CarMax shareholders of record.

QUARTERLY STOCK PRICE RANGE

The following table sets forth by fiscal quarter the high and low reported prices of the company's common stock for the last two fiscal years:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2006				
High	$34.00	$34.25	$32.00	$31.85
Low	$24.88	$24.64	$26.01	$26.40
Fiscal 2005				
High	$36.20	$23.79	$30.25	$34.80
Low	$20.60	$18.05	$19.23	$26.05

DIVIDEND POLICY

To date, CarMax has not paid a cash dividend on its common stock. The company presently intends to retain its net earnings for use in its operations and for geographic expansion and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

Contact our transfer agent for questions regarding your stock certificates, including changes of address, name, or ownership; lost certificates; or to consolidate multiple accounts.

Wells Fargo Bank, N.A.
P.O. Box 64854
South St. Paul, Minnesota 55164-0854
Toll free: (800) 468-9716
Hearing impaired: (651) 450-4144
www.wellsfargo.com/shareownerservices

INDEPENDENT AUDITORS

KPMG LLP
1021 East Cary Street, Suite 2000
Richmond, Virginia 23219-4023

FINANCIAL INFORMATION

For quarterly sales and earnings information, financial reports, filings with the Securities and Exchange Commission (including Form 10-K), news releases, and other investor information, please visit our investor website at http://investor.carmax.com. Information may also be obtained from the Investor Relations Department at: E-mail: investor_relations@carmax.com
Telephone: (804) 747-0422, ext. 4489

CEO AND CFO CERTIFICATIONS

CarMax's chief executive officer and chief financial officer have filed with the SEC the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of the company's public disclosure. These certifications are included as exhibits to the Annual Report on Form 10-K for fiscal 2006. In addition, CarMax's chief executive officer annually certifies to the NYSE that he is not aware of any violation by CarMax of the NYSE's corporate governance listing standards. This certification was submitted, without qualification, as required after the 2005 annual meeting of CarMax's shareholders.

CORPORATE GOVERNANCE INFORMATION

Copies of the CarMax Corporate Governance Guidelines, the Code of Conduct, and the charters for each of the Audit Committee, Nominating and Governance Committee, and Compensation and Personnel Committee are available from our investor website, at http://investor.carmax.com, under the corporate governance tab. Alternatively, shareholders may obtain, without charge, copies of these documents by writing to Investor Relations at the CarMax home office.

INVESTOR RELATIONS

Security analysts are invited to contact:

Dandy Barrett, Assistant Vice President, Investor Relations
Telephone: (804) 935-4591

GENERAL INFORMATION

Members of the media and others seeking general information about CarMax should contact:

Lisa Van Riper, Assistant Vice President, Public Affairs
Telephone: (804) 935-4594

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